FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date: May 10, 2007
Commission File Number: 001-33414
Denison Mines Corp.
(Translation of registrant’s name into English)
Atrium on Bay, 595 Bay Street, Suite 402, Toronto, Ontario M5G 2C2
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☐     Form 40-F  ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes     ☐          No     ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Denison Mines Corp.
/s/ Sheila Colman
Date: May 10, 2007	Sheila Colman
Canadian Counsel and Corporate Secretary

2

EXHIBIT INDEX

Exhibit Number	Description

1	Report of Voting Results

2	Press Release dated May 10, 2007

3	Press Release dated May 10, 2007

4	Management’s Discussion and Analysis for the Three Months Ended March 31, 2007

5	First Quarter Report 2007

6	Certification of Interim Filings of E. Peter Farmer and James R. Anderson

3

EXHIBIT 1
Annual Meeting of Shareholders
REPORT OF VOTING RESULTS
National Instrument 51-102 — Continuous Disclosure Obligations
Section 11.3
The following sets forth a brief description of each matter voted upon at the Corporation’s Annual Meeting of Shareholders held on April 18, 2007 and the outcome of the vote:

	Description of Motion	Outcome of Vote
1.	Ordinary resolution approving the election of ten (10) nominees to serve as Directors, to hold office until the next Annual Meeting unless his or her office is earlier vacated.	Resolution approved.

2.	Ordinary resolution approving the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as Auditors of the Corporation, to hold office until the next Annual Meeting of Shareholders, and for the Director to fix their remuneration as such.	Resolution approved.
Attached to this report is a report of Computershare Investor Services Inc., the scrutineers of the Meeting, in respect of each matter.
Dated at Toronto, Ontario this 23rd day of April, 2007.
DENISON MINES CORP.
Per:

Sheila Colman
Canadian Counsel and Corporate Secretary

EXHIBIT 2
PRESS RELEASE

Denison Mines Corp. to release First
Quarter Results Thursday May 10, 2007

Telephone Conference to be held on May 11 at 2:00 PM Eastern Time (ET).
May 10, 2007 (TSX: DML; AMEX: DNN) Denison Mines Corp. (“Denison” or the “Company”) announces that the interim report for the first three months of the financial year 2007 will be published on May 10, 2007.
The Company will hold a telephone conference with a webcast presentation at 2:00 pm ET on May 11, 2007.
Please call in 5-10 minutes before the conference starts and stay on the line (an operator will be available to assist you). The Call in number is (416) 695-9748.
To view the live presentation, please log on at www.denisonmines.com 10 minutes prior to the call.
Approximately two hours after the call:
•	a replay of the telephone conference will be available at (416) 695-5275 pass code 644288#; and

•	the presentation will be available at www.denisonmines.com.

About Denison
Denison Mines Corp. is the premier intermediate uranium producer in North America, with mining assets in the Athabasca Basin Region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four uranium mills operating in North America today. The combination of a diversified mining asset base with parallel ownership of milling infrastructure in highly politically stable jurisdictions has uniquely positioned the Company for growth and development into the future. The Company also has a strong exploration portfolio with large land positions in the United States, Canada and Mongolia. Correspondingly, the Company has one of the largest uranium exploration teams among intermediate uranium companies.

For further information, please contact:

E. Peter Farmer	(416) 979-1991 ext. 231
Ron Hochstein	(604) 689-7842
James Anderson	(416) 979-1991 ext. 372

EXHIBIT 3

Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 •
www.denisonmines.com

PRESS RELEASE	Trading symbols: DML-T, DNN-A
DENISON MINES CORP. REPORTS FIRST QUARTER RESULTS
Toronto, ON — May 10, 2007... Denison Mines Corp. (“Denison” or the “Company”) (DML:TSX, DNN:AMEX) today reported its financial results for the three month period ended March 31, 2007. All amounts in this release are in U.S. dollars unless otherwise indicated. For a more detailed discussion of our financial results, see management’s discussion and analysis (MD&A) following this release.
Consolidated Results
Consolidated net loss was $5,066,000 or $0.03 per share for the three months ended March 31, 2007 compared with a consolidated net loss of $2,474,000 or $0.03 per share for the same period in 2006.
Net cash used in operations was $5,442,000 in the first quarter of 2007 compared with $4,496,000 for the same period in 2006.
Revenue was $11,719,000 for the first quarter 2007 compared with $666,000 in the same period in 2006.
The Company expenses exploration expenditures on mineral properties not sufficiently advanced to identify their development potential. Exploration expenditures expensed totalled $5,049,000 for the three months ended March 31, 2007 compared to $2,500,000 for the same period in 2006.
Significant events in the first quarter include:
➢	On January 9, 2007 Denison closed a private placement for the issue of 9,010,700 common shares at a price of CDN$11.75 for gross proceeds of approximately CDN$105,876,000.

➢	In January 2006, the company lodged a Bidder’s Statement with the Australian Securities and Investment Commission in connection with an offer to acquire any and all of the outstanding common shares of OmegaCorp Limited (“Omega”). The offer closed on April 13, 2007 with Denison acquiring approximately 51,146,000 common shares representing about 33% of the issued capital of Omega.

➢	The Company acquired five uranium deposits located in the Arizona Strip district in north eastern Arizona for cash consideration of $5,500,000 plus a 1% royalty from Pathfinder Mines Corporation, a subsidiary of the AREVA group (“AREVA”). Denison also committed to sell AREVA up to 6,500,000 pounds of production from the Company’s White Mesa mill.

➢	Denison’s average sales price in the first quarter was $62.27 per pound.

➢	Denison announced an issue of 1,104,295 flow-through common shares at CDN$16.30 for gross proceeds of approximately CDN$18,000,000 which closed on April 2, 2007.

➢	Denison applied for a listing of its common shares on the American Stock Exchange (AMEX) as part of an initiative to increase distribution depth and liquidity for shareholders. Approval of the listing has been received and trading on the AMEX commenced on April 19, 2007.

➢	Denison announced the results of the winter drilling program carried out by operator AREVA on its joint venture properties in the McClean Lake mill area in the Athabasca basin including several extremely high grade intersections over long intervals on the Mae zone on the Midwest joint venture.

➢	Spot prices for U3O8, reached $95.00 per pound at March 31, 2007 and increased further to $120 per pound in May 2007.

Revenue
Uranium sales revenue for the quarter totaled $8,313,000 from the net sale of 115,000 pounds U3O8 of production from the McClean Lake joint venture at an average sales price of $62.27 per pound and the amortization of the fair value increment on sales contracts from the acquisition of DMI in the amount of $1,152,000. There were no sales of U.S. production in the quarter.
Denison markets its uranium from the McClean Lake joint venture jointly with AREVA Resources Canada Inc. (“ARC”). Generally, sales are made under several long-term contracts with nuclear utilities with a variety of pricing mechanisms. Denison’s share of current contracted sales volumes for Canadian production is set out in the table below:
Current Contracted Sales Volumes (Note 1)
(pounds U3O8 x 1000)

	2007	2008	2009	2010	Pricing

Market Related	590	590	440	0	80% to 85% of Spot
Legacy Base Escalated	220	220	0	0	$12.50 to $25.50
Legacy Market Related	0	140	175	0	96% of Spot
1.	Assumes customers take maximum quantities permitted by contract
Agreements with AREVA call for production to be allocated first to the market related contracts with any surplus to be apportioned evenly over the legacy contracts. The legacy base-escalated contracts have pricing formulas that result in sales prices well below current market prices.
Future sales of the Company’s uranium inventory and production will be under market related contracts with appropriate floor prices. In March 2007, one such contract was completed with AREVA for the sale of 17% of the White Mesa mill production commencing in 2008 up to a maximum of 6.5 million pounds with a minimum of 2.5 million pounds by the end of 2011. The sales price is 95% of the published long-term price for the month prior to delivery with a floor price of $45.00. No other new sales contracts are in place at this time.
Processing revenue for the first quarter of 2007 totaled $2,148,000 (2006:$666,000) from the processing of Linde, Heritage and Molycorp alternate feed materials. Alternate feed materials contain uranium that can be recovered as an environmentally preferable alternative to direct disposal. The Company receives a fee for a majority of its alternate feed materials once they are delivered to the mill. The fees are recorded as deferred revenue until the materials are processed at which time revenues are recognized. In addition to the recycling fees, the Company will retain any uranium recovered from these materials. The mill commenced processing of these materials on February 1, 2007 and processed 36,355 tons during the quarter (2006: nil).
At March 31, 2007, the Company held approximately 323,000 pounds of uranium produced from alternate feed with a value, based on the current spot price of uranium, of approximately $38,760,000. The Company also continues to hold approximately 46,000 pounds of vanadium in inventory, as vanadium pregnant liquor, for future sale.
Uranium Production
Total uranium production for the Company from its Canadian and U.S. operations for the three months ended March 31, 2007 was 183,000 pounds. The McClean Lake joint venture produced 455,000 pounds of uranium for the three months ended March 31, 2007 compared to production of 284,000 pounds in the three months ended March 31, 2006. Denison’s 22.5% share of the 2007 production totaled 102,000 pounds. Production at the White Mesa mill from alternate feed milling was 81,000 pounds of uranium.
In June 2006, the Company announced the recommencement of active mining operations at a number of its U.S. uranium/vanadium mines in the Colorado Plateau district. Mining activity has commenced at four operations with three of the mines in operation and the fourth completing the final rehabilitation work prior to going into production. Mined ore is being stockpiled at the White Mesa mill with the milling of the ore scheduled to commence early in 2008. At the end of March 31, 2007, a total of 6,450 tons had been shipped to the mill. As of May 3, 2007, a further 1,855 tons have been received, bringing the total to 8,305 tons at higher than expected grades of 0.33% U3O8 and 1.77 % V2O5.
The Midwest deposit is currently scheduled to commence production in 2011 and production is planned to increase to a rate of about 9 million pounds per year with Denison’s share being about 2,265,000 pounds. The processing of Cigar Lake ore was scheduled to commence at the McClean mill in early 2008 until the recent flooding of the Cigar Lake mine. Cameco currently predicts that production startup at Cigar Lake will commence in 2010 with full production by 2012 subject to regulatory approval and the remediation work being completed in a timely fashion. While Denison has no ownership interest in Cigar Lake, the McClean Lake joint venture will earn toll milling revenue and will have reduced unit operating costs resulting from the processing of ores from Cigar Lake. The expansion required to receive and process ore from Cigar Lake is essentially complete. The McClean Lake joint venture will have the benefit of the Cigar Lake expansion until it is utilized for processing Cigar Lake ore.
Mining at the Sue E pit at McClean Lake in northern Saskatchewan is proceeding but waste mining is behind schedule. Completion is still targeted for the end of this year. U3O8 production in 2007 at the McClean Lake mill is anticipated to be 2.2 million to 3 million pounds. The large variance in this estimate is a result of the uncertainty associated with the drilling of the bore holes for the jet boring mining at the McClean North deposit, the completion of mill modifications to increase the leaching capacity at the mill and the time required to obtain regulatory approvals to implement the mill modifications. Production levels at McClean should continue to increase and by 2011, with Midwest ore production and another mill expansion, production should be about 9 million pounds per year.
In Utah, at the Tony M mine, permitting is progressing well and it is expected that full operational permits will be received near the end of the second quarter of 2007. Rehabilitation of the mine will commence within the next few weeks under the exploration permit that the Company has in place for the Tony M mine. Production from this mine is anticipated in the third quarter of this year. The Company will also be evaluating the Rim and Van 4 mines in the Colorado Plateau with the intention to commence mining operations at these fully permitted mines in late 2007.
At the White Mesa mill, the $15 million modernization program is proceeding on schedule. The program includes modifications to the mill circuit, upgrading of equipment and relining of tailings cell 4A.. The mill continues to process alternate feed material from several large contracts. Uranium production at the White Mesa mill for 2007 is anticipated to be about 400,000 pounds. By 2010, production levels from U.S. operations are anticipated to reach greater than 3 million pounds U3O8 and 4.5 million pounds of vanadium. The Company intends to maximize the advantage of its 100% ownership in the only operating conventional uranium/vanadium mill in the U.S. To that end, in addition to processing its own ore and alternate feed material, the Company has commenced negotiating toll milling arrangements with other mines in the region and is preparing an ore buying schedule for release in the second quarter.
Uranium Exploration
Athabasca Basin
In the Athabasca Basin, Denison is participating in 35 exploration projects, primarily located in the productive southeast part of the Basin and within open pit depths and trucking distance of the operating mills. Denison, together with ARC and Cameco Corporation, now control the majority of the highly favourable geology in the prolific southeastern sector of the Basin. The Company’s projects in the Basin represent a good balance of grass roots, mid stage, and developed projects. In the first quarter 2007, $4,835,000 was spent by Denison on drilling and geological/geophysical work.
Near the McClean mill, joint venture partner ARC is operator of the Midwest, Wolly and McClean projects. At the Wolly project Denison has earned an initial 6.5% in the project. Denison is earning up to a 22.5% interest in this project, which is one of the most fertile exploration projects in the basin.
Denison is participating in ten major drill programs during the upcoming summer season in the Basin. At the Midwest project where Denison maintains a 25.17% interest, operator ARC’s focus will be on drilling the west extension of the Mae zone, one of the most economically important discoveries in recent years. Work was completed this past winter from the ice of McMahon Lake and was successful in delineation of the main and east part of the Mae Zone. Denison is operator on the Wheeler River, Moore Lake, Park Creek, Huard-Kirsch, Bell Lake, North Wedge and Crawford Lake joint ventures, and the 100% owned Johnston Lake and Stevenson River projects. On Denison’s operated and non-operated projects, a total of approximately 20,000 metres of drilling is planned this summer.
The results of the ARC operated exploration work were contained in the Denison’s release dated April 11, 2007. Results on the other properties are pending but the drilling metreage suffered significantly because of inexperienced drill crews.
In addition to these major drill campaigns, Denison is carrying out a number of different geophysical surveys to identify targets for future drill programs. Almost 7,000 line kilometres of airborne geophysical surveys are currently being flown over three properties as an initial screening tool. Denison is also carrying out variety ground geophysical surveys on three properties.
Denison’s exploration spending in 2007 in the Athabasca basin is expected to total $15,500,000.

Southwest United States
In the United States, Denison is preparing for an estimated 90,000 feet (28,000 metres) of drilling planned for 2007, with work concentrating near the Company’s permitted and producing mines in Utah and Colorado. Spending in 2007 in the U.S. is expected to total $1,150,000. This work is expected to commence in mid June pending receipt of the necessary permits, and will initially target extensions of both the Topaz and Sunday mines.
Mongolia
In Mongolia, Denison has committed to a substantial increase in work over previous years. Denison maintains a majority interest in two deposits and a large number of exploration projects which have returned uraniferous intersections. Following a late 2006 review of decade-long exploration programs by Denison and predecessor companies, a decision was made to substantially accelerate work on two advanced deposits, potentially containing economically recoverable resources, and to also accelerate exploration on these and other high potential projects. A major 160,000 metre, two year drill program is planned in order to investigate these targets and prepare two areas for prefeasibility work in preparation for commercial production by 2010. Exploration spending in Mongolia in 2007 is expected to total $6,618,000. Drilling of one of the advanced projects has begun. A second drill contractor is expected to commence within the next couple of weeks on the remaining two project areas. Concurrent with the drill programs, a program of hydrological well installation and monitoring will take place to aid in the definition of the hydrological regimes and provide baseline data for the feasibility work. Environmental baseline monitoring and preliminary engineering will also be completed in 2007.
Australia
Energy Metals Limited (“Energy Metals”) continues to receive good results from its Bigrlyi joint venture near Alice Springs in Australia as announced by it on January 12, 2007. Denison owns a 11% equity interest in Energy Metals and is looking to further participate in advanced projects in Australia.
OmegaCorp Limited (“Omega”) Transaction
On December 5, 2006, Denison announced a takeover offer to acquire any or all of the issued and outstanding shares of Omega at a price of AU$1.10 per share for a total consideration of AU$170 million (CDN$154 million). Omega is an Australian listed mineral exploration company which owns the Kariba Project in Zambia. The Bidder’s Statement was lodged with the Australian Securities and Investment Commission on January 23, 2007. The offer was subsequently increased to AU$1.15 per share and closed on April 13, 2007 with Denison acquiring approximately 51,146,000 shares or approximately 33% of the issued capital of Omega. Denison is evaluating its options regarding this share position and the subsequent offer made by Central Africa Mining and Exploration Company for 50.1% of Omega
Liquidity
At March 31, 2007 Denison had cash and cash equivalents of $105,027,000 and portfolio investments with a market value of $99,092,000. In early April, 2007, Denison received a further CDN$18,000,000 for the issue of flow-through common shares ($5,856,000 of which was received prior to quarter end) and invested a further estimated $2,424,000 in Omega.
Cautionary Statements
This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Denison.
Forward-looking statements include, but are not limited to, statements with respect to estimated production, the expected effects of possible corporate transactions and the development potential of Denison’s properties; the future price of uranium and vanadium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to in the Annual Information Form dated March 27, 2007 of the Company filed with the securities regulatory authorities in Canada and available at www.sedar.com and the Company’s Form 40-F filed with the United States Securities and Exchange Commission at www.sec.gov. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Readers should refer to the Annual Information Form and the Form 40-F of Denison Mines Corp. for the 15 month months ended December 31, 2006 and other continuous disclosure documents filed since those dates available at www.sedar.com and www.sec.gov, for further information relating to their mineral resources and mineral reserves.
Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This news release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States’ investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.
Conference Call
Denison is hosting a conference call on May 11, 2007 starting at 2:00 p.m. (Toronto time) to discuss the First Quarter 2007 results. The webcast will be available live through a link on Denison’s website www.denisonmines.com and by telephone at 416-695-9748. A recorded version of the conference call will be available by calling 416-695-5275 (password: 644288#) approximately two hours after the conclusion of the call. The presentation will also remain available at www,denisonmines.com.
Additional Information
Additional information on Denison is available on SEDAR at www.sedar.com and on the Company’s website at www.denisonmines.com.
About Denison
Denison Mines Corp. is the premier intermediate uranium producer in North America, with mining assets in the Athabasca Basin Region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four uranium mills operating in North America today. The combination of a diversified mining asset base with parallel ownership of milling infrastructure in highly politically stable jurisdictions has uniquely positioned the Company for growth and development into the future. The Company also has a strong exploration portfolio with large land positions in the United States, Canada and Mongolia. Correspondingly, the Company has one of the largest uranium exploration teams among intermediate uranium companies.
For further information contact:

E. Peter Farmer	(416) 979-1991 Extension 231
Chief Executive Officer

Ron Hochstein	(604) 689-7842
President and Chief Operating Officer

James R. Anderson	(416) 979-1991 Extension 372
Executive Vice President and Chief Financial Officer

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)
INTRODUCTION
This Management’s Discussion and Analysis (“MD&A”) of Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, “Denison” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the comparable period in the previous year. This MD&A is dated as of May 10, 2007 and should be read in conjunction with the Company’s unaudited consolidated financial statements for the three months ended March 31, 2007, and the Company’s audited consolidated financial statements and related notes for the fifteen months ended December 31, 2006. The financial statements are prepared in accordance with generally accepted accounting principles in Canada. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.
Other continuous disclosures documents, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F, are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This MD&A contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Denison.
Forward-looking statements include, but are not limited to, statements with respect to estimated production, the expected effects of possible corporate transactions and the development potential of Denison’s properties; the future price of uranium and vanadium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities and other factors listed under the heading RISK FACTORS in Denison’s Annual Information Form available at www.sedar.com and its Form 40-F available at www.sec.gov. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, which only apply as of the date hereof, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)
OVERVIEW
Denison is a diversified, growth-oriented, intermediate uranium producer. With seven active uranium mining projects in North America (five in the U.S. and two in Canada), Denison expects estimated production of five million pounds of uranium oxide in concentrates (“U3O8”) by 2010. Denison’s assets include an interest in two of the four licensed and operating conventional uranium mills in North America, with its 100% ownership of the White Mesa mill in Utah and its 22.5% ownership of the McClean Lake mill in Saskatchewan. Both mills are fully permitted, operating and undergoing expansion. The Company’s share of the combined licensed annual milling capacity is expected to be 10.7 million pounds in 2007. The Company also produces vanadium as a co-product from some of its mines in Colorado and Utah. The Company is also in the business of recycling uranium-bearing waste materials, referred to as “alternate feed materials”, for the recovery of uranium, alone or in combination with other metals, at the Company’s White Mesa mill.
Denison enjoys a global portfolio of world-class exploration projects, including properties in close proximity to the Company’s mills in the Athabasca Basin in Saskatchewan and in the southwestern United States. Denison also has exploration and development stage properties in Mongolia and, indirectly through its investments, in Australia.
Denison is the manager of Uranium Participation Corporation (“UPC”), a publicly traded company which invests in uranium oxide in concentrates and uranium hexafluoride. Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division.
Denison is a reporting issuer in all of the Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and on the American Stock Exchange (the “AMEX”) under the symbol “DNN”.
SELECTED FINANCIAL INFORMATION
The following selected financial information was obtained directly from or calculated using the Company’s consolidated financial statements for the three months ended March 31, 2007 and 2006:

	Three Months	Three Months
(in thousands)	ended March 31,	ended March 31,
	2007	2006

Results of Operations:
Total revenues	$11,719,000	$666,000
Net (loss)	(5,066,000)	(2,474,000)
Basic and diluted (loss) per share	(0.03)	(0.03)

Financial Position:	As At	As At
	March 31,	December 31,
	2007	2006

Working capital	$127,859,000	$93,743,000
Long-term investments	104,559,000	16,600,000
Property, plant and equipment	415,521,000	403,571,000
Total assets	800,484,000	659,348,000
Total long-term liabilities	$124,010,000	$123,244,000
RESULTS OF OPERATIONS
General
The Company recorded a net loss of $5,066,000 ($0.03 per share) for the three months ended March 31, 2007 compared with a net loss of $2,474,000 ($0.03 per share) for the same period in 2006. The results for 2006 have been restated to reflect the change in accounting policy to expense exploration costs as discussed in Note 3 of the Financial Statements for the period ended December 31, 2006.

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Revenues totaled $11,719,000 for the three months ended March 31, 2007 compared with $666,000 for the same period in 2006. Expenses totaled $17,589,000 for the 2007 period compared with $4,339,000 for 2006. Net other income totaled $558,000 for 2007 compared with $1,199,000 for 2006.
Revenues
Uranium sales revenue for the period totaled $8,313,000 from the net sale of 115,000 lbs U3O8 of production from the McClean Lake joint venture at an average sales price of $62.27 per lb. and from the amortization of the fair value increment related to long-term sales contracts from the acquisition of DMI in the amount of $1,152,000.
Denison markets its uranium from the McClean Lake joint venture jointly with AREVA Resources Canada Inc. (“ARC”). Generally, sales are made under several long-term contracts with nuclear utilities with a variety of pricing mechanisms. Denison’s share of current contracts sales volumes is set out in the table below:
Current Contracted Sales Volumes (Note 1)
(pounds U3O8 x 1000)

(in thousands)	2007	2008	2009	2010	Pricing
Market Related	590	590	440	0	80% to 85% of Spot
Legacy Base Escalated	220	220	0	0	$12.50 to $25.50
Legacy Market Related	0	140	175	0	96% of Spot
1.	Assumes customers take maximum quantities permitted by contract
Agreements with the AREVA Group call for production to be allocated first to the market related contracts with any surplus to be apportioned evenly over the legacy contracts. The legacy base-escalated contracts have pricing formulas that result in sales prices well below current market prices. These contracts have been fair valued at December 1, 2006 and a liability was recorded in the amount of $14,848,000 which will be amortized through revenue over the life of the contracts.
Future sales of the Company’s uranium inventory and production will be under market related contracts with appropriate floor prices. In March 2007, one such contract was completed for the sale of 17% of the White Mesa mill production commencing in 2008 up to 6.5 million pounds with a minimum of 2.5 million pounds by the end of 2011. The sales price is 95% of the published long-term price for the month prior to delivery with a floor price of $45.00. No other new sales contracts are in place at this time.
During the 2007 period, the Company continued to receive alternate feed materials at the White Mesa mill. Processing revenue for the 2007 Period totaled $2,148,000 (2006:$666,000) from the processing of Linde, Heritage and Molycorp alternate feed materials. The mill commenced processing of these materials on February 1, 2007 and during the first three months ending March 31, 2007 processed 36,355 tons (2006:nil). Alternate feed materials, usually classified as waste products by the processing facilities that generate these materials, contain uranium that can be recovered as an environmentally preferable alternative to direct disposal. The Company receives a fee for a majority of its alternate feed materials once they are delivered to the mill. A portion of the fees, equal to the costs that are incurred receiving the materials, is recognized as revenue, while the remaining recycling fees are recorded as deferred revenue until the materials are processed at which time revenues are recognized. In addition to the recycling fees, the Company will retain any uranium recovered from these materials, which can be sold in subsequent periods, at which time the revenue from the sales will be recorded.
During the first quarter of 2007, the Company continued to receive 875 tons (2006-1,406 tons) of alternate feed materials from a commercial metals producer. At March 31, 2007, approximately 12,965 tons of alternate feed materials remained in stockpile waiting to be processed during the current mill run. Also during the 2007 period, the Company continued to receive high-grade alternate feed materials under its existing contract with Cameco Corporation. The Company does not receive a recycling fee for these types of material; however, the Company is able to retain all of the proceeds received from the sale of the uranium produced. As of March 31, 2007, there were approximately 2,000 tons of these high-grade materials at the mill to be processed, containing approximately 230,000 pounds of uranium.
At March 31, 2007, the Company held approximately 323,000 pounds of uranium from alternate feed with a market value based on the current quoted spot price of uranium of approximately $38,760,000.
The Company continues to hold approximately 46,000 pounds of vanadium in inventory, as vanadium pregnant liquor, for future sale.

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Revenue from the environmental services division acquired in the DMI transaction was $775,000 for the three months ended March 31, 2007.
Revenue from the management contract with Uranium Participation Corporation also acquired in the DMI transaction was $484,000 for the three months ended March 31, 2007.
Uranium Production
Total uranium production for the Company from its Canadian and U.S. operations for the three months ended March 31, 2007 was 183,000 pounds. The McClean Lake joint venture produced 455,000 pounds of uranium for the three months ended March 31, 2007 compared to production of 284,000 pounds in the three months ended March 31, 2006. Denison’s 22.5% share of the 2007 production totaled 102,000 pounds. Production at the White Mesa mill from alternate feed milling was 81,000 pounds of uranium.
In June 2006, the Company announced the recommencement of active mining operations at a number of its U.S. uranium/vanadium mines in the Colorado Plateau district. Mining activity has commenced at four operations with three of the mines in operation and the fourth completing the final rehabilitation work prior to going into production. Mined ore is being stockpiled at the White Mesa mill with the milling of the ore scheduled to commence early in 2008. As of the end of March 31, 2007, a total of 6,450 tons has been shipped to the mill.
Operating Expenses
Operating expenses for the three months ended March 31, 2007 were $9,093,000 as compared to $787,000 for the same period in 2006. These expenses include $6,331,000 related to mining operations in Canada; $1,620,000 related to processing operations in the U.S. and $884,000 related to environmental services expenses.
Sales Royalties and Capital Taxes
Sales royalties and capital taxes totaled $545,000 for the period. Denison pays a Saskatchewan basic uranium royalty of 4% of gross uranium sales after receiving the benefit of a 1% Saskatchewan resource credit. Denison also pays Saskatchewan capital taxes based on the greater of 3.6% of gross uranium sales and capital tax otherwise computed under the Saskatchewan Corporation Capital Tax Act. For uranium production after January 1, 2007, the factor applied to gross uranium sales for Saskatchewan capital tax purposes was reduced to 3.3% with further reductions scheduled in 2007 and 2008. The Saskatchewan government also imposes a tiered royalty which ranges from 6% to 15% of gross uranium sales after recovery of mill and mine capital allowances which approximate capital costs. Denison has not paid tiered royalties in the past and has sufficient mill and mine capital and expansion allowances available or anticipated to shelter it from the tiered royalty at current uranium prices for several years.
MINERAL PROPERTY EXPLORATION
Denison is engaged in uranium exploration, as both operator and non-operator of joint ventures and also on a 100% basis in Canada, the U.S. and Mongolia. For the three months ended March 31, 2007 exploration expenditures totaled $5,049,000 as compared to $2,500,000 for the corresponding period in 2006.
A majority of the exploration expenditures during the period were spent in the Athabasca Basin region of northern Saskatchewan. Denison is engaged in uranium exploration on advanced projects in this region of Canada as part of the AREVA operated McClean and Midwest joint ventures. A significant discovery, termed the Mae Zone and located northeast of the proposed Midwest open pit was drilled this past winter. Denison is also participating in a total of 33 other exploration projects concentrating in the productive South East margin of the Athabasca basin. Denison is operator of two mid stage projects, the Moore Lake and the Wheeler River Joint Ventures, included in this portfolio. Denison’s share of exploration spending on its Canadian properties totaled $5,154,000 of which $4,835,000 was expensed in the statement of operations.
The remaining exploration expenditures for the three month period of $147,000 were spent in Mongolia on the Company’s joint venture and 100% owned properties. The Company has a 70% interest in the Gurvan Saihan Joint Venture in Mongolia. The other parties to the joint venture are the Mongolian government as to 15% and Geologorazvedka, a Russian government entity, as to 15%. The expenditures were primarily for land holding costs and preliminary expenditures to prepare for the 2007 exploration program.

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)
General and Administrative
General and administrative expenses were $2,902,000 for the three months ended March 31, 2007 compared with $1,052,000 for the same period in 2006. The increase was primarily the result of the inclusion of DMI effective December 1, 2006, a ramping up of the company’s operations and an increase in public company expenses due to additional compliance costs. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services and other overhead expenditures.
Other Income and Expenses
Other income and expenses totaled a net other income of $558,000 for the three months ended March 31, 2007 compared with $1,199,000 for the same period in 2006. The net decrease was due primarily to a decrease in the dilution gain from Fortress Minerals Corp. of $1,838,000, increased losses from foreign exchange and an increase in interest income of $1,172,000.
Urizon Joint Venture
The Company has a 50% interest in a joint venture with Nuclear Fuel Services, Inc. (“NFS”) for the pursuit of a U.S. Department of Energy (“DOE”) alternate feed program for the mill. This 50/50 joint venture is carried out through Urizon Recovery Systems, LLC (“Urizon”). The joint venture currently expects that a decision will be made by the DOE as to how DOE intends to proceed on the disposition of the material, and that the joint venture will have an opportunity to propose the Urizon Program as a suitable disposition option for this feedstock. The accounts of Urizon are included in the Company’s financial statements on a proportionate consolidation basis.
Investment in Fortress Minerals Corp.
At March 31, 2007, the Company held 30,598,750 common shares of Fortress, representing 36.15% of its issued and outstanding common shares, with a market value of $25,177,000 based on the closing price as of that date. The Company has applied the equity method to account for its investment in Fortress.
Investment in OmegaCorp Limited
During the three months ended March 31, 2007, Denison acquired 48,574,000 shares of OmegaCorp Limited at Au$1.15 per share. In April, 2007 Denison acquired a further 3,271,000 common shares to hold a total of 51,146,000 shares which represents 33.18% of the outstanding share capital of OmegaCorp.
Acquisition of Mineral Properties
The Company acquired 5 uranium deposits located in the Arizona Strip district in north eastern Arizona for cash consideration of $5,500,000 plus a 1% royalty from Pathfinder Mines Corporation, a subsidiary of AREVA group. In aggregate, the historical resource estimates at the Pathfinder deposits are 1.3 million tons at an average grade of 0.28% U3O8, containing an estimated 7.1 million pounds of U3O8. Denison intends to initiate the necessary permitting required to develop these deposits in parallel with the ramping up of the company’s existing operations in the Arizona Strip.
Outlook for 2007
Mining and Production
Mining at the Sue E pit at McClean Lake in northern Saskatchewan is proceeding but waste mining is behind schedule. Completion is still targeted for the end of this year. U3O8 production at the McClean Lake mill is expected to be 2.2 million to 3.0 million pounds in 2007. The large variance in this estimate is a result of the uncertainty associated with the drilling of the bore holes for the jet boring mining at the McClean North deposit, the completion of mill modifications to increase the leaching capacity at the mill and the time required to obtain regulatory approvals to implement the mill modifications. Production levels at McClean should continue to increase and by 2011, with Midwest ore production and another mill expansion, production should be about 9 million pounds per year.
Mining operations on the Colorado Plateau are well underway with four mines in operation. Production from the Sunday mine, the last to be put into operation, is expected to add about 100 tons of ore daily to the current daily U.S production from the Pandora, Topaz and St. Jude mines that will aggregate to about 550 tons per day by mid-2007. Production from these mines, in the area known as the Colorado Plateau District, is being hauled to Denison’s White

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Mesa mill and is currently being stockpiled. Milling of conventional ore is scheduled for early 2008 when the milling of the alternate feed is completed and at least 150,000 tons of ore is stockpiled at the mill.
At the Tony M mine within the Henry Mountains Complex, which is located in Utah, permitting is progressing well and it is expected that full operational permits will be received near the end of the second quarter, 2007. Rehabilitation of the mine will commence within the next few weeks under the exploration permit that the Company has in place for the Tony M mine. Production from this mine is anticipated in the third quarter of this year. The Company will also be evaluating the Rim and Van 4 mines on the Colorado Plateau with the plan to commence mining operations in late 2007.
At the White Mesa mill, the Company has implemented a $15 million modernization program is proceeding on schedule. The program includes modifications to the mill circuit, upgrading of equipment and relining of tailings cell 4A. The mill continues to process alternate feed material from several large contracts. Uranium production at the White Mesa mill for 2007 is anticipated to be about 400,000 pounds. By 2010, production levels from U.S. operations are anticipated to reach greater than 3.0 million pounds U3O8 and 4.5 million pounds of vanadium. The Company intends to maximize the advantage of its 100% ownership in the only conventional operating uranium/vanadium mill in the U.S. To that end, in addition to processing its own ore and alternate feed material, the Company has commenced negotiating toll milling arrangements with other mines in the region and is preparing an ore buying schedule for release in the second quarter.
Exploration
Athabasca Basin in Canada
In the Athabasca Basin, Denison is participating in over 35 exploration projects, primarily located in the productive southeast part of the Basin and within open pit depths and trucking distance of the operating mills. Denison, together with a subsidiary of AREVA and Cameco Corporation, now control the majority of the highly favourable geology in the prolific southeastern sector of the Basin. The Company’s projects in the Basin represent a good balance of grass roots, mid stage, and developed projects.
Denison is participating in ten drill programs during the upcoming summer season in the Basin. At the Midwest project where Denison maintains a 25.17% interest, operator ARC’s focus will be on drilling the west extention of the Mae zone, one of the most economically important discoveries in recent years. Work was completed this past winter from the ice of McMahon Lake and was successful in delineation of the main and east part of this important discovery. Denison is operator on the Wheeler River, Moore Lake, Park Creek, Huard-Kirsch, Bell Lake, North Wedge and Crawford Lake joint ventures, and the 100% owned Johnston Lake and Stevenson River projects. On Denison’s operated and non-operated projects, a total of approximately 20,000 metres of drilling is planned this summer.
In addition to these major drill campaigns, Denison is carrying out a number of different geophysical surveys to identify targets for future drill programs. Almost 7,000 line kilometres of airborne geophysical surveys are currently being flown over eight properties. Denison is also carrying out a variety of ground geophysical surveys on three properties.
Denison’s exploration spending in 2007 in the Athabasca basin is expected to total $15,500,000.
Southwest United States
In the United States, Denison is preparing for an estimated 90,000 feet (28,000 metres) of drilling planned in 2007, with work initially concentrating near the Company’s permitted and producing mines in Utah and Colorado. 2007 spending in the U.S. is expected to total $1,150,000. This work is expected to commence in mid-June and will initially target extensions of both the Topaz and Sunday mines.
Mongolia
In Mongolia, Denison is committing to a substantial increase in work over previous years. Denison maintains a majority interest in two deposits and a large number of exploration projects which have returned uraniferous intersections. Following a late 2006 review of decade-long exploration programs by Denison and predecessor companies, a decision was made to substantially accelerate work on two advanced deposits, potentially containing

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)
economically recoverable resources, and to also accelerate exploration on these and other high potential projects. A major 160,000 metre, two-year drill program has been authorized in order to investigate these targets and prepare two areas for prefeasibility work in preparation for commercial production by 2010. Exploration spending in Mongolia in 2007 is expected to total $6,618,000. Drilling of one of the advanced projects has begun. A second drill contractor is expected to commence soon on the remaining two project areas. Concurrent with the drill programs, a program of hydrologic well installation and monitoring will take place to aid in the definition of the hydrological regimes and provide baseline data for the feasibility work. Environmental baseline monitoring and preliminary engineering will also be completed in 2007.
Australia
Energy Metals Limited (“Energy Metals”) continues to receive good results from its Bigrlyi joint venture near Alice Springs in Australia as announced by it on January 12, 2007. Denison owns an 11% equity interest in Energy Metals and is looking to further participate in advanced projects in Australia.
LIQUIDITY AND CAPITAL RESOURCES
Cash and cash equivalents were $105,027,000 at March 31, 2007 compared with $69,127,000 at December 31, 2006. The increase of $35,900,000 was due primarily to net cash proceeds of $88,975,000 received from the issuance of common shares through private placements and exercise of warrants and stock options, offset primarily by purchases of long term investments of$44,504,000, plant and equipment of $9,327,000 and net cash used in operating activities of $5,442,000.
Net cash used in operating activities was $5,442,000 during the three months ended March 31, 2007 compared with $4,496,000 during the same period in 2006. Net cash used in operating activities are comprised of net loss for the period, adjusted for non-cash items and for changes in working capital items. Significant changes in working capital items during the 2007 period include increases of $2,274,000 (2006 period: $1,143,000) in trade and other receivables and $2,386,000 (2006 period: $1,023,000) in inventories and an increase in accounts payable and accrued liabilities of $3,058,000 ($987,000 in 2006).
Net cash used in investing activities was $54,645,000 during the 2007 period compared with $1,489,000 during the 2006 period. The increase was due primarily to $44,504,000 for the purchase of Shares in OmegaCorp Limited and $9,327,000 in purchases of property, plant and equipment.
Net cash from financing activities totaled $94,823,000 in the 2007 period compared to a use of $6,000 in 2006. During the 2007 quarter, the Company completed one significant equity financing for total net proceeds of $86,626,000 and raised $2,349,000 from the exercise of stock options and warrants.
RECENT EVENTS
On April 2, 2007, Denison announced the closing of an issue of 1,104,000 flow through common shares at a price of CDN$16.30 for gross proceeds of approximately CDN$18,000,000. Approximately $5,856,000 was received prior to quarter end.
On April 19, 2007, Denison began trading of its common shares on the American Stock Exchange under the symbol “DNN”.
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements.
TRANSACTIONS WITH RELATED PARTIES
The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of U3O8 and UF6 completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CDN$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CDN$100,000,000 and CDN$200,000,000 and 0.2% per annum based upon UPC’s

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)
net asset value in excess of CDN$200,000,000; c) a fee of CDN$200,000 upon the completion of each equity financing where proceeds to UPC exceed CDN$20,000,000; d) a fee of CDN$200,000 for each transaction or arrangement (other than the purchase or sale of U3O8 and UF6 ) of business where the gross value of such transaction exceeds CDN$20,000,000 (“an initiative”); and e) an annual fee up to a maximum of CDN$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative.
In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of Denison Mines Inc. as manager for and on behalf of UPC.
The Company was also a party to a temporary revolving credit facility agreement with UPC (not to exceed CDN$15,000,000) which was fully secured by the uranium investments of UPC. Interest under the credit facility was based upon Canadian bank prime plus 1%. Standby fees also apply at a rate of 1% of the committed facility amount. As at March 31, 2007, UPC had drawn CDN$11,400,000 under the facility. The facility was repaid and cancelled on April 10, 2007.
The following transactions were incurred with UPC during three months ended March 31, 2007:

(in thousands)

Fees earned from UPC included in revenue::
Management fees, including out-of-pocket expenses	$484
Commission fees on purchase and sale of uranium	—
Fees earned from UPC included in other income:
Loan interest under credit facility	166
Standby fee under credit facility	8

Total fees earned from UPC	$658

At March 31, 2007, accounts receivable includes $202,000 due from UPC with respect to the fees indicated above and notes receivable includes $10,047,000 with respect to the loan drawdown under the temporary credit facility.
During the three months ended March 31, 2007, the Company had the following additional related party transactions:
a)	incurred management and administrative service fees of $46,000 (2006: $47,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services in Vancouver at a rate of CDN$18,000 per month plus expenses. At March 31, 2007, an amount of $51,000 was due to this company;

b)	provided executive and administrative services to Fortress and charged an aggregate of $28,000 (2006: $31,000) for such services. At March 31, 2006, an amount of $60,000 was due from Fortress relating to this agreement.
OUTSTANDING SHARE DATA
At May 9, 2007, there were 189,424,835 common shares issued and outstanding, 5,779,654 stock options outstanding to purchase a total of 5,779,654 common shares and 3,321,151 warrants outstanding to purchase a total of 9,565,914 common shares, for a total of 204,770,403 common shares on a fully-diluted basis.
IMPACT OF ADOPTION OF NEW ACCOUNTING STANDARDS
Effective January 1, 2007, the company adopted CICA Handbook Section 1530: “Comprehensive Income” which establishes standards for reporting comprehensive income, defined as a change in value of net assets that is not due to owner activities, by introducing a new requirement to temporarily present certain gains and losses outside of net income and adopted CICA Handbook Section 3855: “Financial Instruments — Recognition and Measurement” establishes standards for the recognition, classification and measurement of financial instruments including the presentation of any resulting gains and losses. Under this Standard, assets classified as available-for-sale securities are revalued at the balance sheet date and gains and losses are included in other comprehensive income (and not included in the income statement) until such time as the asset is disposed of or incurs a decline in fair value that is

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)
other than temporary. At such time, any gains or losses will then be realized and reclassified to the income statement. At March 31, 2007, the Company had certain long-term investments that were classified as available-for-sale securities under this new standard and an unrealized gain of $42,432,000 has been included in accumulated other comprehensive income.
RISK FACTORS
There are a number of factors that could negatively affect Denison’s business and the value of Denison’s securities, including the factors listed in the Company’s Annual Information Form available at www.sedar.com and Form 40-F available at www.sec.gov. The information pertains to the outlook and conditions currently known to Denison that could have a material impact on the financial condition of Denison. This information, by its nature, is not all-inclusive. It is not a guarantee that other factors will not affect Denison in the future.

DENISON MINES CORP.
Consolidated Balance Sheets
(Unaudited — Expressed in thousands of U.S. dollars)

	At March 31	At December 31
	2007	2006

ASSETS
Current
Cash and equivalents	$105,027	$69,127
Trade and other receivables	10,717	8,964
Note receivable (Note 18)	10,047	9,439
Inventories (Note 3)	23,568	21,553
Prepaid expenses and other	592	786

	149,951	109,869

Long-term investments (Note 4)	104,559	16,600
Property, plant and equipment, net (Note 5)	415,521	403,571
Restricted investments (Note 6)	15,986	15,623
Goodwill and other intangibles (Note 7)	114,467	113,685

	$800,484	$659,348

LIABILITIES
Current
Accounts payable and accrued liabilities	$14,577	$6,737
Deferred revenue	1,914	3,839
Current portion of long-term liabilities:
Post-employment benefits (Note 8)	346	343
Reclamation and remediation obligations (Note 9)	528	524
Other long-term liabilities (Note 10)	4,727	4,683

	22,092	16,126

Provision for post-employment benefits (Note 8)	3,614	3,628
Reclamation and remediation obligations (Note 9)	18,256	17,923
Other long-term liabilities (Note 10)	8,398	9,489
Future income tax liability	93,742	92,204

	146,102	139,370

SHAREHOLDERS’ EQUITY
Share capital (Note 11)	642,976	548,069
Share purchase warrants (Note 12)	11,733	11,733
Contributed surplus (Notes 13 & 14)	26,113	30,752
Deficit	(67,144)	(62,078)
Accumulated other comprehensive income
Cumulative foreign currency translation loss	(1,728)	(8,498)
Unrealized gains on portfolio investments-net (Note 15)	42,432	—

	654,382	519,978

	$800,484	$659,348

Contingent liabilities and commitments (Note 19)
See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Consolidated Statements of Operations and Deficit and Comprehensive Income
(Unaudited — Expressed in thousands of U.S. dollars except for per share amounts)

		(Restated-Note 2)
	Three Months	Three Months
	Ended	Ended
	March 31, 2007	March 31, 2006

REVENUES	$11,719	$666

EXPENSES

Operating expenses	9,093	787
Sales royalties and capital taxes	545	—
Mineral property exploration	5,049	2,500
General and administrative	2,902	1,052

	17,589	4,339

Loss from operations	(5,870)	(3,673)
Net other income (Note 16)	558	1,199

Loss for the period before taxes	(5,312)	(2,474)

Income tax recovery:
Current	—	—
Future	246	—

Loss for the period	$(5,066)	$(2,474)

Deficit, beginning of period	(62,078)	(47,943)

Deficit, end of period	$(67,144)	$(50,447)

Loss for the period	$(5,066)	$(2,474)
Other comprehensive income
Foreign currency translation gain	6,770	—
Unrealized gain on portfolio investments — net of tax	17,590	—

Comprehensive income (loss)	$19,294	$(2,474)

Net loss per share:
Basic and diluted	$(0.03)	$(0.03)

Weighted-average number of shares outstanding (in thousands):
Basic	188,022	88,419
Diluted	191,647	90,362

See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Consolidated Statements of Cash Flows
(Unaudited — Expressed in thousands of U.S. dollars)

		(Restated-Note 2)
	Three months	Three months
	Ended	ended
CASH PROVIDED BY (USED IN):	March 31, 2007	March 31, 2006

OPERATING ACTIVITIES
Net loss for the period	$(5,066)	$(2,474)
Items not affecting cash:
Depletion, depreciation, amortization and accretion	2,261	136
Stock-based compensation	344	—
Net loss (gain) on sale of assets	(30)	16
Equity in loss of Fortress Minerals Corp.	884	941
Dilution gain	—	(1,838)
Change in future income taxes	(247)	—
Net change in non-cash working capital items
Trade and other receivables	(2,274)	(1,143)
Inventories	(2,386)	(1,023)
Prepaid expenses and other assets	120	(129)
Accounts payable and accrued liabilities	3,058	987
Post-employment benefits	(97)	—
Reclamation and remediation obligations	(84)	—
Deferred revenue	(1,925)	31

Net cash used in operating activities	(5,442)	(4,496)

INVESTING ACTIVITIES
Increase in notes receivable	(512)	—
Purchase of long-term investments	(44,504)	(915)
Expenditures on property, plant and equipment	(9,327)	(448)
Proceeds from sale of short-term investments	—	—
Proceeds from sale of land and equipment	—	—
Increase in restricted investments	(302)	(126)

Net cash used in investing activities	(54,645)	(1,489)

FINANCING ACTIVITIES
Decrease in other long-term liabilities	(8)	(6)
Deposits in advance of shares issued (Note 20)	5,856	—
Issuance of common shares for:
Private placements	86,626	—
Exercise of stock options and warrants	2,349	—

Net cash from (used in) financing activities	94,823	(6)

Foreign exchange effect on cash and equivalents	1,164	—

Net increase (decrease) in cash and equivalents	35,900	(5,991)
Cash and equivalents, beginning of period	69,127	43,919

Cash and equivalents, end of period	$105,027	$37,928

See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

1.	NATURE OF OPERATIONS

Denison Mines Corp. is incorporated under the Business Corporations Act (Ontario) (“OBCA”). Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, the “Company”) are engaged in uranium mining and related activities, including acquisition, exploration and development of uranium bearing properties, extraction, processing, selling and reclamation. The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.

The Company has a 100% interest in the White Mesa mill located in Utah, United States and a 22.5% interest in the McClean Lake mill located in the Athabasca Basin of Saskatchewan, Canada. The Company has interests in a number of nearby mines at both locations, as well as interests in development and exploration projects located in Canada, the United States and Mongolia, principally through joint ventures. Uranium, the Company’s primary product, is produced in the form of uranium oxide concentrates (“U3O8”) and sold to various customers around the world for further processing. Vanadium, a co-product of some of the Company’s mines is also produced. The Company is also in the business of recycling uranium bearing waste materials, referred to as “alternate feed materials”.

Denison Mines Inc. (“DMI”), a subsidiary of the Company is the manager of Uranium Participation Corporation (“UPC”), a publicly-listed investment holding company formed to invest substantially all of its assets in U3O8 and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives various fees for management services and commissions from the purchase and sale of U3O8 and UF6 by UPC.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited consolidated financial statements have been prepared by management in U.S. dollars, unless otherwise stated, in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) for interim financial statements.

Certain information and note disclosures normally included in the annual consolidated financial statements prepared in accordance with Canadian GAAP have been condensed or excluded. As a result, these unaudited interim consolidated financial statements do not contain all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the 15 month period ended December 31, 2006.

All material adjustments which, in the opinion of management, are necessary for fair presentation of the results of the interim periods have been reflected in these financial statements. The results of operations for the three months ended March 31, 2007 are not necessarily indicative of the results to be expected for the full year.

These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company’s audited consolidated financial statements and notes thereto for the 15 month period ended December 31, 2006, except for the changes noted under the “Accounting Policies” section below.

Principles of Consolidation and Accounting for Investments

These consolidated financial statements include the accounts of Denison Mines Corp., its subsidiaries and its share of assets, liabilities, revenues and expenses of jointly-controlled companies and unincorporated ventures proportionate to the Company’s percentage ownership or participating interest. All significant intercompany balances and transactions have been eliminated on consolidation.

The Company’s subsidiaries include Denison Mines Inc., Denison Mines Holdings Corp., International Uranium (Bermuda I) Ltd and the Gurvan Saihan Joint Venture. The Company exercises joint control over substantially all of its interests in jointly-controlled companies and unincorporated joint ventures through agreements which require that material changes to the operating, investing and financing policies of such company or venture be approved by a percentage of the participating interest sufficiently high enough to prevent any one participant from exercising unilateral control.

These financial statements also include the accounts of Fortress Minerals Corp. on an equity basis. The Company’s recently acquired interest in Omega Corp Limited has been accounted for as a portfolio investment and is carried at fair value as the Company has determined that it does not exercise significant influence over this entity at March 31, 2007 (see note 4).

The following table sets forth the Company’s ownership of its significant mining interests as at March 31, 2007:

Ownership
Interest

Through majority owned subsidiaries
Arizona Strip	100.00%
Henry Mountains	100.00%
Colorado Plateau	100.00%
Sunday Mine	100.00%
Gurvan Saihan Joint Venture	70.00%

As interests in incorporated and unincorporated joint ventures, or jointly controlled assets
McClean Lake	22.50%
Midwest	25.17%
Mongolia — AREVA	25.00%
Moore Lake	75.00%
Waterfound	15.32%
Wheeler (1)	40.00%
Wolly (2)	6.50%

(1)	In October 2004, the Company entered into an option agreement with its joint venture partners to earn a further 20% ownership interest in the Wheeler project by funding CDN$7,000,000 in exploration expenditures over the next 6 years. At March 31, 2007, the Company has incurred a total of CDN$6,613,000 towards this option.

(2)	In October 2004, the Company entered into an option agreement with its joint venture partners to earn a 22.5% ownership interest in the Wolly project by funding CDN$5,000,000 in exploration expenditures over the next six years. At March 31, 2007, the Company has incurred a total of CDN$1,691,000 towards this option and has earned a 6.5% ownership interest in the project.
Accounting Policies and New Accounting Standards
These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2006, except for the following changes in accounting policies:
Financial Instruments — Recognition and Measurement
On January 1, 2007, the Company adopted the provisions of CICA Handbook Section 3855: Financial Instruments — Recognition and Measurement. Assets classified as available-for-sale securities are carried at fair value on the balance sheet and the resulting revaluation gains and losses are included in other comprehensive income (and not included in the income statement) until such time as the asset is disposed of or incurs a decline in fair value that is other than temporary. At such time, any gains or losses will then be realized and reclassified to the income statement. See Note 15 for the transitional impacts of this adoption.
Restatement of Comparative Numbers
In 2006, the Company adopted the expensing of exploration expenditures on mineral properties not sufficiently advanced to identify their development potential. Previously, including interim periods during the 15 month period ended December 31, 2006, the Company had been capitalizing such exploration expenditures as incurred which is permitted under Canadian GAAP, provided that these exploration expenditures have the characteristics of property, plant and equipment and that capitalization is appropriate under the circumstances.
The primary purpose of this change in accounting policy is to align the accounting treatment of exploration expenditures on mineral properties not sufficiently advanced to identify their development potential, with those of the Company’s producing peers in the resource industry.
The Company has adopted this change in accounting policy on a retroactive basis with restatement of the comparative periods presented. This change has also been applied to the Company’s recognition of its investment in Fortress Minerals Corp.

Results for the three months ended March 31, 2006 have been restated to reflect this change in accounting policy. The following table summarizes the effects of this change:

	As Previously
(in thousands)	Reported	Adjustment	As Restated

Statement of Operations and Deficit for the Three Months Ended March 31, 2006

Revenues	$666	$—	$666
Operating expenses	787	—	787
Mineral property exploration	—	2,500	2,500
General and administrative	1,052	—	1,052
Net other income (expense)	2,013	(814)	1,199

Net income (loss) for the period	$840	$(3,314)	$(2,474)

Statement of Cash Flows for the Three Months Ended March 31, 2006

Net cash used in operating activities	$(3,276)	$(1,220)	$(4,496)
Net cash from (used in) investing activities	(2,172)	683	(1,489)
Net cash from (used in) financing activities	(543)	537	(6)

Net decrease in cash and equivalents	$(5,991)	$—	$(5,991)

3.	INVENTORIES

The inventories balance consists of:

	At March 31	At December 31
(in thousands)	2007	2006

Uranium and vanadium concentrates	$10,363	$9,758
Inventory of ore in stockpiles	10,442	8,817
Mine and mill supplies	2,763	2,978

	$23,568	$21,553

4.	LONG-TERM INVESTMENTS

The long-term investments balance consists of:

	At March 31, 2007		At December 31, 2006
	Carrying /	Cost	Carrying /	Cost
(in thousands except shares)	Fair Value		Fair Value

Portfolio investments (1)	$99,092	$55,705	$35,257	$10,249

Investment in affiliate (2)
Fortress Minerals Corp.	5,467	5,467	6,351	6,351

	$104,559	$61,172	$41,608	$16,600

(1)	For accounting purposes, effective January 1, 2007, portfolio investments are carried at fair value on the balance sheet. The adjustments to fair value have been reflected in other comprehensive income net of tax;

(2)	Investments in affiliates are those in which the Company exercises significant influence. For accounting purposes, these investments are accounted for using the equity method and are not carried at fair value.
During the three months ended March 31, 2007, the Company acquired 48,573,804 common shares of OmegaCorp Limited at a price of AU$1.15 per share representing approximately 31.5% of its issued and outstanding shares. Although the Company had an equity interest exceeding 20% at March 31, 2007, the investment has been accounted for at fair value as the Company did not exercise significant influence over OmegaCorp Limited. Subsequent to the quarter end and up to April 13, 2007, the Company has acquired an additional 2,572,053 shares in OmegaCorp Limited raising its total common share holding to 51,145,857.

At March 31, 2007, the Company held 30,598,750 shares of Fortress representing 36.15% of its issued and outstanding common shares with a fair market value of $25,177,000 (December 31, 2006: $33,608,000).
5.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of:

	At March 31	At December 31
(in thousands)	2007	2006

Cost, net of write-downs
Mill infrastructure and mining related equipment	$86,539	$84,133
Mineral properties	337,531	326,331
Environmental services and other	1,455	1,126

	425,525	411,590

Accumulated depreciation and amortization
Mill infrastructure and mining related equipment	7,131	7,001
Mineral properties	2,717	996
Environmental services and other	156	22

	10,004	8,019

Property, plant and equipment, net	$415,521	$403,571

Net book value	$79,408	$77,132
Mill infrastructure and mining related equipment	$79,408	$77,132
Mineral properties	334,814	325,335
Environmental services and other	1,299	1,104

	$415,521	$403,571

Mineral Properties
On March 6, 2007, the Company acquired certain uranium deposits located in the Arizona Strip district in northeastern Arizona for cash consideration of $5,500,000 plus a 1% royalty.
In January 2007, the Company completed a mineral property acquisition in the Henry Mountains district by issuing an additional 103,000 shares at a value of $947,000 (see note 11).
6.	RESTRICTED INVESTMENTS

The Company has certain restricted investments deposited to collateralize its reclamation and certain other obligations. The restricted investments balance consists of:

	At March 31	At December 31
(in thousands)	2007	2006

U.S. mill and mine reclamation	$13,749	$13,667
Elliot Lake reclamation trust fund	1,829	1,541
Letter of credit collateral	408	415

	$15,986	$15,623

Elliot Lake Reclamation Trust Fund
Pursuant to its Reclamation Funding Agreement with the Governments of Canada and Ontario, the Company deposited an additional CDN$415,000 into the Elliot Lake Reclamation Trust Fund during the three months ended March 31, 2007.

Letter of Credit Collateral
As at March 31, 2007, the Company had $408,000 of cash and equivalents restricted as collateral for certain letters of credit associated with performance obligations under a completed contract of its environmental services division. This restriction expired in April 2007.
7.	GOODWILL AND OTHER INTANGIBLES

Goodwill

A continuity summary of goodwill is presented below:

Three Months
Ended
(in thousands)	March 31, 2007

Goodwill, beginning of period	$102,841

Foreign exchange	962

Goodwill, end of period	$103,803

Goodwill is not amortized and is tested annually for impairment, at a minimum. The goodwill has been allocated to the McClean and Midwest joint ventures.
Other Intangibles
A continuity summary of other intangibles is presented below:

Three Months
Ended
(in thousands)	March 31, 2007

Other intangibles, beginning of period	$10,844

Amortization	(272)
Foreign exchange	92

Other intangibles, end of period	$10,664

Other intangibles, by item:
UPC management contract	10,133
Urizon technology licenses	531

$10,664

The fair value of the UPC management contract is being amortized over an estimated useful life of approximately 13 years.
The Urizon intangible asset consists of technology licenses held in the Company’s Urizon Joint Venture. This license is being amortized over an estimated useful life of 12 years and represents the Company’s 50% interest in Urizon’s technology licenses.

8.	POST-EMPLOYMENT BENEFITS

A continuity summary of post-employment benefits is presented below:

Three Months
Ended
(in thousands)	March 31, 2007

Liability, beginning of period	$3,971

Benefits paid	(97)
Interest cost	50
Foreign exchange	36

Liability, end of period	$3,960

Post-employment benefits liability by duration:
Current	$346
Non-current	3,614

$3,960

9.	RECLAMATION AND REMEDIATION OBLIGATIONS

A continuity summary of reclamation and remediation obligations is presented below:

Three Months
Ended
(in thousands)	March 31, 2007

Reclamation obligations, beginning of period	$18,447

Accretion	346
Expenditures incurred	(84)
Foreign exchange	75

Reclamation obligations, end of period	$18,784

Site restoration liability by location:
U.S. Mill and Mines	$10,415
Elliot Lake	7,066
McLean Lake and Midwest Joint Ventures	1,303

$18,784

Site restoration liability :
Current	$528
Non-current	18,256

$18,784

10.	OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	At March 31	At December 31
(in thousands)	2007	2006

Long-term debt:
Capital lease obligations	$100	$100
Notes payable	77	85
Unamortized fair value of sales and toll milling contracts	12,948	13,987

	$13,125	$14,172

Other long-term liabilities:
Current	4,727	4,683
Non-current	8,398	9,489

	$13,125	$14,172

Line of Credit

A Canadian chartered bank has provided DMI with a credit facility pursuant to a credit agreement dated effective November 2, 2005. The credit facility is a revolving CDN$500,000 facility with a one year term (subject to renewals) collateralized by all present and future assets of DMI and its subsidiaries. Interest under the credit facility is incurred based on bankers acceptances plus 2% or the lender’s prime rate plus 1%. To date, the Company has not incurred any indebtedness under the facility.

11.	SHARE CAPITAL

Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common
(in thousands except share amounts)	Shares	Amount

Balance at December 31, 2006	178,142,682	$548,069

Issues for cash New issue gross proceeds	9,010,700	89,847
New issue gross issue costs	—	(3,221)
Exercise of stock options	849,741	2,349
Issued for mineral property acquisition	103,000	947
Fair value of stock options exercised	—	4,985
Other	405	—

	9,963,846	94,907

Balance at March 31, 2007	188,106,528	$642,976

New Issues
In January 2007, the Company completed a private placement of 9,010,700 common shares at a price of CDN$11.75 per share for gross proceeds of $89,847,000 (CDN$105,876,000).
Mineral Property Acquisition
In January 2007, the Company issued 103,000 common shares at a price of CDN$10.81 per share for a total value of $947,000 (CDN$1,113,000) as part of the acquisition of a U.S. uranium property.

12.	SHARE PURCHASE WARRANTS

A continuity summary of the issued and outstanding share purchase warrants in terms of common shares of the company and the associated dollar amounts is presented below:

	Number of
	Common Shares	Fair Value
(in thousands except share amounts)	Issuable	Amount

Balance at March 31, 2007 and December 31, 2006	9,567,507	$11,733

Balance of common shares issuable by warrant series
November 2004 series (1)	3,159,507	5,903
March 2006 series (2)	6,408,000	5,830

	9,567,507	$11,733

(1)	The November 2004 series has an effective exercise price of CDN$5.21 per issuable share (CDN$15.00 per warrant adjusted for the 2.88 exchange ratio associated with the Denison and IUC merger) and expires on November 24, 2009;

(2)	The March 2006 series has an effective exercise price of CDN$10.42 per issuable share (CDN$30.00 per warrant adjusted for the 2.88 exchange ratio associated with the Denison and IUC merger) and expires on March 1, 2011;
13.	CONTRIBUTED SURPLUS

A continuity summary of contributed surplus is presented below:

Three Months
Ended
(in thousands)	March 31, 2007

Balance, beginning of period	$30,752

Stock-based compensation expense	346
Fair value of stock options exercised	(4,985)

Balance, end of period	$26,113

14.	STOCK OPTIONS

On November 20, 2006, the Company’s shareholders approved amendments to the Company’s stock-based compensation plan (the “Plan”). The Plan, as amended, provides for the granting of stock options up to 10% of the issued and outstanding common shares at the time of grant, subject to a maximum of 20 million common shares. As at March 31, 2007, an aggregate of 9,410,500 options have been granted (less cancellations) since the Plan’s inception in 1997.

Under the Plan, all stock options are granted at the discretion of the Company’s board of directors, including any vesting provisions if applicable. The term of any stock option granted may not exceed ten years and the exercise price may not be lower than the closing price of the Company’s shares on the last trading day immediately preceding the date of grant. In general, stock options granted under the Plan have a term of three years without vesting provisions, except for grants to new employees which are subject to vesting provisions over a period of approximately two years.

The movement in stock options in terms of common shares of the Company granted under the Plan for the three months ended March 31, 2007 is presented below:

		Weighted-
		Average
		Exercise
	Number of	Price per
	Common	Share
	Shares	(CDN $)

Stock options outstanding, beginning of period	6,648,315	$6.23

Granted	152,500	10.83
Exercised	(849,741)	3.24
Expired	—	—

Stock options outstanding, end of period	5,951,074	$6.78

Stock options exercisable, end of period	5,744,424	$6.73

A summary of stock options outstanding in terms of common shares of the Company at March 31, 2007 is presented below:

		Weighted		Weighted-
		Average		Average
		Remaining		Exercise
Range of Exercise		Contractual	Number of	Price per
Prices per Share		Life	Common	Share
(CDN$)		(Years)	Shares	(CDN $)

Stock options outstanding
$1.88 to $4.99		6.70	1,261,575	$2.45
$5.00 to $7.53	5.30	7.62	2,426,999	5.30
$10.78 to $11.84	10.78	2.72	2,262,500	10.78

Stock options outstanding, end of period		5.56	5,951,074	$6.78

Outstanding options expire between June 2007 and October 2016.
The fair value of each option granted during the three months ended March 31, 2007 is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the weighted average of assumptions used in the model for the period:

Three Months
Ended
March 31, 2007

Risk-free interest rate	3.97%
Expected stock price volatility	53.5%
Expected life	2.5 years
Expected dividend yield	—
Weighted-average fair value per share under options granted	CDN$3.75

Stock-based compensation has been recognized in the consolidated statement of operations as follows:

	Three Months	Three Months
	Ended	Ended
(in thousands)	March 31, 2007	March 31, 2006

Mineral property exploration	$52	$—
General and administrative	294	—

	$346	$—

The fair values of stock options with vesting provisions are amortized on a straight-line basis as stock-based compensation expense over the applicable vesting periods. At March 31, 2007, the Company had an additional $292,000 in stock-based compensation expense to be recognized periodically to February 2009.
15.	ACCUMULATED OTHER COMPREHENSIVE INCOME

Unrealized gains on portfolio investments — net

A continuity summary of unrealized gains on portfolio investments — net is as follows:

Three Months
Ended
(in thousands)	March 31, 2007

Balance, beginning of period	$—

Unrealized gains as at January 1, 2007, net of tax of $166	24,842

Increase in unrealized gains during the period, net of tax of $794	17,590

Balance, end of period, net of tax of $960	$42,432

16.	OTHER INCOME AND EXPENSES

The elements of net other income in the statement of operations is as follows:

		(Restated)
	Three Months	Three Months
	Ended	Ended
(in thousands)	March 31, 2007	March 31, 2006

Net interest income	$1,604	$432
Gain (loss) on foreign exchange	(246)	(115)
Gain (loss) on sale of land and equipment	(17)	—
Gain (loss) on sale of investments	39	(15)
Equity gain (loss) of affiliates	(884)	(941)
Dilution gain (loss) of affiliates	—	1,838
Other	62	—

Net other income	$558	$1,199

17.	SEGMENTED INFORMATION

Geographic Information

The following table sets forth revenue by geographic region based upon the location of the mill involved in production activity in the case of uranium, vanadium and alternate feed mill processing revenues and the location of the customer in the case of service and other revenues. Geographic splits for property, plant and equipment and goodwill and other intangibles (collectively “long-lived assets”) are based upon the location of the asset.

	Three Months	Three Months
	Ended	Ended
(in thousands)	March 31, 2007	March 31, 2006

Revenue
Canada	$9,508	$—
United States	2,147	666
Rest of World	64	—

	$11,719	$666

	At March 31	At December 31
(in thousands)	2007	2006

Long-lived assets
Canada	$507,417	$502,596
United States	22,302	14,468
Rest of World	269	192

	$529,988	$517,256

Major Customers

The Company’s business is such that, at any given time, it sells its uranium and vanadium concentrates to and enters into process milling arrangements and other services with a relatively small number of customers. In the three months ended March 31, 2007, two customers accounted for approximately 79% of total revenues.

18.	RELATED PARTY TRANSACTIONS

Uranium Participation Corporation

The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of U3O8 and UF6 completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CDN$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CDN$100,000,000 and CDN$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CDN$200,000,000; c) a fee of CDN$200,000 upon the completion of each equity financing where proceeds to UPC exceed CDN$20,000,000; d) a fee of CDN$200,000 for each transaction or arrangement (other than the purchase or sale of U3O8 and UF6) of business where the gross value of such transaction exceeds CDN$20,000,000 (“an initiative”); and e) an annual fee up to a maximum of CDN$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative.

In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of Denison Mines Inc. as manager for and on behalf of UPC.

The Company is also a party to a temporary revolving credit facility agreement with UPC (not to exceed CDN$15,000,000). The current credit facility terminates on May 10, 2007 and is collateralized by the uranium investments of UPC. Interest under the credit facility is based upon Canadian bank prime plus 1%. Standby fees also apply at a rate of 1% of the committed facility amount. As at March 31, 2007, UPC had drawn CDN$11,600,000 under the facility. The temporary credit facility was fully repaid and cancelled on April 10, 2007.

The following transactions were incurred with UPC for the periods noted:

	Three Months	Three Months
	Ended	Ended
(in thousands)	March 31, 2007	March 31, 2006

Fees earned from UPC included in revenue:
Management fees, including out-of-pocket expenses	$484	$—
Commission fees on purchase and sale of uranium	—	—
Fees earned from UPC included in other income:
Loan interest under credit facility	166	—
Standby fee under credit facility	8	—

Total fees earned from UPC	$658	$—

At March 31, 2007, accounts receivable includes $202,000 due from UPC with respect to the fees indicated above and notes receivable includes $10,047,000 with respect to the loan drawdown under the temporary credit facility.
Other
During the three months ended March 31, 2007, the Company had the following additional related party transactions:
a)	incurred management and administrative service fees of $46,000 (March 2006: $47,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services in Vancouver at a rate of CDN$18,000 per month plus expenses. At March 31, 2007, an amount of $51,000 was due to this company; and

b)	provided executive and administrative services to Fortress and charged an aggregate of $28,000 (March 2006: $31,000) for such services. At March 31, 2007, an amount of $60,000 was due from Fortress relating to this agreement.
19.	COMMITMENTS AND CONTINGENCIES

Specific Legal Matters

Blue Hill, Maine

The Company is a defendant in an action filed by the State of Maine against Kerramerican, Inc., (“Kerramerican”) a subsidiary of Noranda Inc., Black Hawk Mining Ltd. (“Black Hawk”) and the Company, regarding potential liability for clean-up costs at a zinc mining site in the state of Maine known as Blue Hill. In addition, Black Hawk and Kerramerican have each asserted cross-claims against the Company for contribution. The Company is defending these actions and has counter-claimed against Black Hawk and Kerramerican for indemnity. The activities of Denison Mines Limited (“DML”), a predecessor to the Company, at this site consisted only of limited exploration that did not involve the disposal of any waste and which occurred prior to 1964. Mining activities at the site occurring between 1964 and 1970 were conducted by Black Hawk, a public company in which DML had a financial interest but did not control. Black Hawk entered into a joint venture with Kerramerican in 1970. Kerramerican was the operator of the joint venture, built processing facilities and operated the mine until it was closed in 1977. Kerramerican was responsible for the decommissioning and reclamation of the site, which was completed in 1983. The site is now the source of some heavy metal contamination of the ground water in the area and further reclamation work is required.

DML has an indemnity from Kerramerican and Black Hawk in an agreement among the parties dated July 1, 1971. The Company has thoroughly examined this issue and believes it has no liability related to the costs of any clean up of the contamination and has made no provision for any costs other than those incurred to date to investigate the matter. Furthermore, the Company believes that, to the extent that liability is determined, Kerramerican and Black Hawk are liable therefore pursuant to the July 1, 1971 indemnity agreement. Notwithstanding the Company’s belief that it has no liability, future litigation of the matter cannot be ruled out and as a result, the Company cannot determine the outcome of this matter at this time. Kerramerican has entered into an agreement with the State of Maine and assumed liability preserving its rights to pursue Black Hawk and Denison for their share of the liability.

Fisheries Act Charges

During the course of its monitoring of its closed Elliot Lake mines, Denison detected and reported to the Joint Regulatory Group (“JRG”), a body comprised of federal and provincial regulators responsible for the Elliot Lake mines, on a number of matters, including the levels of acidity in the effluent run off from one area associated with one of its Elliot Lake mine sites. In consultation with the JRG, the Company took steps to identify the source of and to address the acidity, though the source of the acidity has to date not been determined. Despite the Company’s compliance with its CNSC license, cooperation with the JRG and compliance with a Direction from Environment Canada that was contrary to a memorandum of agreement between the CNSC and Environment Canada, on March 27, 2007 Environment Canada notified Denison that it has been charged with allegedly violating the Fisheries Act (Canada). The Company intends to defend these charges.

General Legal Matters

The Company is involved, from time to time, in various other legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.

Third Party Indemnities

The Company has agreed to indemnify Calfrac Well Services against any future liabilities it may incur related to the assets or liabilities transferred to the Company on March 8, 2004.

Others

The Company has detected some chloroform contamination at the White Mesa mill site that appears to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the Mill facility, and septic drain fields that were used for laboratory and sanitary wastes prior to construction of the Mill’s tailings cells. In April 2003, the Company commenced an interim remedial program of pumping the chloroform-contaminated water from the groundwater to the Mill’s tailings cells. This will enable the Company to begin clean up of the contaminated areas and to take a further step towards resolution of this outstanding issue. Although the investigations to date indicate that this contamination appears to be contained in a manageable area, the scope and costs of final remediation have not yet been determined and could be significant.

20.	SUBSEQUENT EVENTS

In April 2007, the Company completed a private placement of 1,104,000 flow-through common shares at a price of CDN$16.30 per share for gross proceeds of $15,590,000 (CDN$18,000,000). Approximately $5,856,000 of this amount was received prior to March 31, 2007.

EXHIBIT 4
DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

INTRODUCTION
This Management’s Discussion and Analysis (“MD&A”) of Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, “Denison” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the comparable period in the previous year. This MD&A is dated as of May 10, 2007 and should be read in conjunction with the Company’s unaudited consolidated financial statements for the three months ended March 31, 2007, and the Company’s audited consolidated financial statements and related notes for the fifteen months ended December 31, 2006. The financial statements are prepared in accordance with generally accepted accounting principles in Canada. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.
Other continuous disclosures documents, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F, are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This MD&A contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Denison.
Forward-looking statements include, but are not limited to, statements with respect to estimated production, the expected effects of possible corporate transactions and the development potential of Denison’s properties; the future price of uranium and vanadium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities and other factors listed under the heading RISK FACTORS in Denison’s Annual Information Form available at www.sedar.com and its Form 40-F available at www.sec.gov. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, which only apply as of the date hereof, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

OVERVIEW
Denison is a diversified, growth-oriented, intermediate uranium producer. With seven active uranium mining projects in North America (five in the U.S. and two in Canada), Denison expects estimated production of five million pounds of uranium oxide in concentrates (“U3O8”) by 2010. Denison’s assets include an interest in two of the four licensed and operating conventional uranium mills in North America, with its 100% ownership of the White Mesa mill in Utah and its 22.5% ownership of the McClean Lake mill in Saskatchewan. Both mills are fully permitted, operating and undergoing expansion. The Company’s share of the combined licensed annual milling capacity is expected to be 10.7 million pounds in 2007. The Company also produces vanadium as a co-product from some of its mines in Colorado and Utah. The Company is also in the business of recycling uranium-bearing waste materials, referred to as “alternate feed materials”, for the recovery of uranium, alone or in combination with other metals, at the Company’s White Mesa mill.
Denison enjoys a global portfolio of world-class exploration projects, including properties in close proximity to the Company’s mills in the Athabasca Basin in Saskatchewan and in the southwestern United States. Denison also has exploration and development stage properties in Mongolia and, indirectly through its investments, in Australia.
Denison is the manager of Uranium Participation Corporation (“UPC”), a publicly traded company which invests in uranium oxide in concentrates and uranium hexafluoride. Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division.
Denison is a reporting issuer in all of the Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and on the American Stock Exchange (the “AMEX”) under the symbol “DNN”.
SELECTED FINANCIAL INFORMATION
The following selected financial information was obtained directly from or calculated using the Company’s consolidated financial statements for the three months ended March 31, 2007 and 2006:

	Three Months	Three Months
(in thousands)	ended March 31,	ended March 31,
	2007	2006

Results of Operations:
Total revenues	$11,719,000	$666,000
Net (loss)	(5,066,000)	(2,474,000)
Basic and diluted (loss) per share	(0.03)	(0.03)

Financial Position:
	As At	As At
	March 31,	December 31,
	2007	2006

Working capital	$127,859,000	$93,743,000
Long-term investments	104,559,000	16,600,000
Property, plant and equipment	415,521,000	403,571,000
Total assets	800,484,000	659,348,000
Total long-term liabilities	$124,010,000	$123,244,000
RESULTS OF OPERATIONS
General
The Company recorded a net loss of $5,066,000 ($0.03 per share) for the three months ended March 31, 2007 compared with a net loss of $2,474,000 ($0.03 per share) for the same period in 2006. The results for 2006 have been restated to reflect the change in accounting policy to expense exploration costs as discussed in Note 3 of the Financial Statements for the period ended December 31, 2006.

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Revenues totaled $11,719,000 for the three months ended March 31, 2007 compared with $666,000 for the same period in 2006. Expenses totaled $17,589,000 for the 2007 period compared with $4,339,000 for 2006. Net other income totaled $558,000 for 2007 compared with $1,199,000 for 2006.
Revenues
Uranium sales revenue for the period totaled $8,313,000 from the net sale of 115,000 lbs U3O8 of production from the McClean Lake joint venture at an average sales price of $62.27 per lb. and from the amortization of the fair value increment related to long-term sales contracts from the acquisition of DMI in the amount of $1,152,000.
Denison markets its uranium from the McClean Lake joint venture jointly with AREVA Resources Canada Inc. (“ARC”). Generally, sales are made under several long-term contracts with nuclear utilities with a variety of pricing mechanisms. Denison’s share of current contracts sales volumes is set out in the table below:
Current Contracted Sales Volumes (Note 1)
(pounds U3O8 x 1000)

(in thousands)	2007	2008	2009	2010	Pricing

Market Related	590	590	440	0	80% to 85% of Spot
Legacy Base Escalated	220	220	0	0	$12.50 to $25.50
Legacy Market Related	0	140	175	0	96% of Spot
1.	Assumes customers take maximum quantities permitted by contract
Agreements with the AREVA Group call for production to be allocated first to the market related contracts with any surplus to be apportioned evenly over the legacy contracts. The legacy base-escalated contracts have pricing formulas that result in sales prices well below current market prices. These contracts have been fair valued at December 1, 2006 and a liability was recorded in the amount of $14,848,000 which will be amortized through revenue over the life of the contracts.
Future sales of the Company’s uranium inventory and production will be under market related contracts with appropriate floor prices. In March 2007, one such contract was completed for the sale of 17% of the White Mesa mill production commencing in 2008 up to 6.5 million pounds with a minimum of 2.5 million pounds by the end of 2011. The sales price is 95% of the published long-term price for the month prior to delivery with a floor price of $45.00. No other new sales contracts are in place at this time.
During the 2007 period, the Company continued to receive alternate feed materials at the White Mesa mill. Processing revenue for the 2007 Period totaled $2,148,000 (2006:$666,000) from the processing of Linde, Heritage and Molycorp alternate feed materials. The mill commenced processing of these materials on February 1, 2007 and during the first three months ending March 31, 2007 processed 36,355 tons (2006:nil). Alternate feed materials, usually classified as waste products by the processing facilities that generate these materials, contain uranium that can be recovered as an environmentally preferable alternative to direct disposal. The Company receives a fee for a majority of its alternate feed materials once they are delivered to the mill. A portion of the fees, equal to the costs that are incurred receiving the materials, is recognized as revenue, while the remaining recycling fees are recorded as deferred revenue until the materials are processed at which time revenues are recognized. In addition to the recycling fees, the Company will retain any uranium recovered from these materials, which can be sold in subsequent periods, at which time the revenue from the sales will be recorded.
During the first quarter of 2007, the Company continued to receive 875 tons (2006-1,406 tons) of alternate feed materials from a commercial metals producer. At March 31, 2007, approximately 12,965 tons of alternate feed materials remained in stockpile waiting to be processed during the current mill run. Also during the 2007 period, the Company continued to receive high-grade alternate feed materials under its existing contract with Cameco Corporation. The Company does not receive a recycling fee for these types of material; however, the Company is able to retain all of the proceeds received from the sale of the uranium produced. As of March 31, 2007, there were approximately 2,000 tons of these high-grade materials at the mill to be processed, containing approximately 230,000 pounds of uranium.
At March 31, 2007, the Company held approximately 323,000 pounds of uranium from alternate feed with a market value based on the current quoted spot price of uranium of approximately $38,760,000.
The Company continues to hold approximately 46,000 pounds of vanadium in inventory, as vanadium pregnant liquor, for future sale.

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Revenue from the environmental services division acquired in the DMI transaction was $775,000 for the three months ended March 31, 2007.
Revenue from the management contract with Uranium Participation Corporation also acquired in the DMI transaction was $484,000 for the three months ended March 31, 2007.
Uranium Production
Total uranium production for the Company from its Canadian and U.S. operations for the three months ended March 31, 2007 was 183,000 pounds. The McClean Lake joint venture produced 455,000 pounds of uranium for the three months ended March 31, 2007 compared to production of 284,000 pounds in the three months ended March 31, 2006. Denison’s 22.5% share of the 2007 production totaled 102,000 pounds. Production at the White Mesa mill from alternate feed milling was 81,000 pounds of uranium.
In June 2006, the Company announced the recommencement of active mining operations at a number of its U.S. uranium/vanadium mines in the Colorado Plateau district. Mining activity has commenced at four operations with three of the mines in operation and the fourth completing the final rehabilitation work prior to going into production. Mined ore is being stockpiled at the White Mesa mill with the milling of the ore scheduled to commence early in 2008. As of the end of March 31, 2007, a total of 6,450 tons has been shipped to the mill.
Operating Expenses
Operating expenses for the three months ended March 31, 2007 were $9,093,000 as compared to $787,000 for the same period in 2006. These expenses include $6,331,000 related to mining operations in Canada; $1,620,000 related to processing operations in the U.S. and $884,000 related to environmental services expenses.
Sales Royalties and Capital Taxes
Sales royalties and capital taxes totaled $545,000 for the period. Denison pays a Saskatchewan basic uranium royalty of 4% of gross uranium sales after receiving the benefit of a 1% Saskatchewan resource credit. Denison also pays Saskatchewan capital taxes based on the greater of 3.6% of gross uranium sales and capital tax otherwise computed under the Saskatchewan Corporation Capital Tax Act. For uranium production after January 1, 2007, the factor applied to gross uranium sales for Saskatchewan capital tax purposes was reduced to 3.3% with further reductions scheduled in 2007 and 2008. The Saskatchewan government also imposes a tiered royalty which ranges from 6% to 15% of gross uranium sales after recovery of mill and mine capital allowances which approximate capital costs. Denison has not paid tiered royalties in the past and has sufficient mill and mine capital and expansion allowances available or anticipated to shelter it from the tiered royalty at current uranium prices for several years.
MINERAL PROPERTY EXPLORATION
Denison is engaged in uranium exploration, as both operator and non-operator of joint ventures and also on a 100% basis in Canada, the U.S. and Mongolia. For the three months ended March 31, 2007 exploration expenditures totaled $5,049,000 as compared to $2,500,000 for the corresponding period in 2006.
A majority of the exploration expenditures during the period were spent in the Athabasca Basin region of northern Saskatchewan. Denison is engaged in uranium exploration on advanced projects in this region of Canada as part of the AREVA operated McClean and Midwest joint ventures. A significant discovery, termed the Mae Zone and located northeast of the proposed Midwest open pit was drilled this past winter. Denison is also participating in a total of 33 other exploration projects concentrating in the productive South East margin of the Athabasca basin. Denison is operator of two mid stage projects, the Moore Lake and the Wheeler River Joint Ventures, included in this portfolio. Denison’s share of exploration spending on its Canadian properties totaled $5,154,000 of which $4,835,000 was expensed in the statement of operations.
The remaining exploration expenditures for the three month period of $147,000 were spent in Mongolia on the Company’s joint venture and 100% owned properties. The Company has a 70% interest in the Gurvan Saihan Joint Venture in Mongolia. The other parties to the joint venture are the Mongolian government as to 15% and Geologorazvedka, a Russian government entity, as to 15%. The expenditures were primarily for land holding costs and preliminary expenditures to prepare for the 2007 exploration program.

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

General and Administrative
General and administrative expenses were $2,902,000 for the three months ended March 31, 2007 compared with $1,052,000 for the same period in 2006. The increase was primarily the result of the inclusion of DMI effective December 1, 2006, a ramping up of the company’s operations and an increase in public company expenses due to additional compliance costs. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services and other overhead expenditures.
Other Income and Expenses
Other income and expenses totaled a net other income of $558,000 for the three months ended March 31, 2007 compared with $1,199,000 for the same period in 2006. The net decrease was due primarily to a decrease in the dilution gain from Fortress Minerals Corp. of $1,838,000, increased losses from foreign exchange and an increase in interest income of $1,172,000.
Urizon Joint Venture
The Company has a 50% interest in a joint venture with Nuclear Fuel Services, Inc. (“NFS”) for the pursuit of a U.S. Department of Energy (“DOE”) alternate feed program for the mill. This 50/50 joint venture is carried out through Urizon Recovery Systems, LLC (“Urizon”). The joint venture currently expects that a decision will be made by the DOE as to how DOE intends to proceed on the disposition of the material, and that the joint venture will have an opportunity to propose the Urizon Program as a suitable disposition option for this feedstock. The accounts of Urizon are included in the Company’s financial statements on a proportionate consolidation basis.
Investment in Fortress Minerals Corp.
At March 31, 2007, the Company held 30,598,750 common shares of Fortress, representing 36.15% of its issued and outstanding common shares, with a market value of $25,177,000 based on the closing price as of that date. The Company has applied the equity method to account for its investment in Fortress.
Investment in OmegaCorp Limited
During the three months ended March 31, 2007, Denison acquired 48,574,000 shares of OmegaCorp Limited at Au$1.15 per share. In April, 2007 Denison acquired a further 3,271,000 common shares to hold a total of 51,146,000 shares which represents 33.18% of the outstanding share capital of OmegaCorp.
Acquisition of Mineral Properties
The Company acquired 5 uranium deposits located in the Arizona Strip district in north eastern Arizona for cash consideration of $5,500,000 plus a 1% royalty from Pathfinder Mines Corporation, a subsidiary of AREVA group. In aggregate, the historical resource estimates at the Pathfinder deposits are 1.3 million tons at an average grade of 0.28% U3O8 , containing an estimated 7.1 million pounds of U3O8. Denison intends to initiate the necessary permitting required to develop these deposits in parallel with the ramping up of the company’s existing operations in the Arizona Strip.
Outlook for 2007
Mining and Production
Mining at the Sue E pit at McClean Lake in northern Saskatchewan is proceeding but waste mining is behind schedule. Completion is still targeted for the end of this year. U3O8 production at the McClean Lake mill is expected to be 2.2 million to 3.0 million pounds in 2007. The large variance in this estimate is a result of the uncertainty associated with the drilling of the bore holes for the jet boring mining at the McClean North deposit, the completion of mill modifications to increase the leaching capacity at the mill and the time required to obtain regulatory approvals to implement the mill modifications. Production levels at McClean should continue to increase and by 2011, with Midwest ore production and another mill expansion, production should be about 9 million pounds per year.
Mining operations on the Colorado Plateau are well underway with four mines in operation. Production from the Sunday mine, the last to be put into operation, is expected to add about 100 tons of ore daily to the current daily U.S production from the Pandora, Topaz and St. Jude mines that will aggregate to about 550 tons per day by mid-2007. Production from these mines, in the area known as the Colorado Plateau District, is being hauled to Denison’s White

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Mesa mill and is currently being stockpiled. Milling of conventional ore is scheduled for early 2008 when the milling of the alternate feed is completed and at least 150,000 tons of ore is stockpiled at the mill.
At the Tony M mine within the Henry Mountains Complex, which is located in Utah, permitting is progressing well and it is expected that full operational permits will be received near the end of the second quarter, 2007. Rehabilitation of the mine will commence within the next few weeks under the exploration permit that the Company has in place for the Tony M mine. Production from this mine is anticipated in the third quarter of this year. The Company will also be evaluating the Rim and Van 4 mines on the Colorado Plateau with the plan to commence mining operations in late 2007.
At the White Mesa mill, the Company has implemented a $15 million modernization program is proceeding on schedule. The program includes modifications to the mill circuit, upgrading of equipment and relining of tailings cell 4A. The mill continues to process alternate feed material from several large contracts. Uranium production at the White Mesa mill for 2007 is anticipated to be about 400,000 pounds. By 2010, production levels from U.S. operations are anticipated to reach greater than 3.0 million pounds U3O8 and 4.5 million pounds of vanadium. The Company intends to maximize the advantage of its 100% ownership in the only conventional operating uranium/vanadium mill in the U.S. To that end, in addition to processing its own ore and alternate feed material, the Company has commenced negotiating toll milling arrangements with other mines in the region and is preparing an ore buying schedule for release in the second quarter.
Exploration
Athabasca Basin in Canada
In the Athabasca Basin, Denison is participating in over 35 exploration projects, primarily located in the productive southeast part of the Basin and within open pit depths and trucking distance of the operating mills. Denison, together with a subsidiary of AREVA and Cameco Corporation, now control the majority of the highly favourable geology in the prolific southeastern sector of the Basin. The Company’s projects in the Basin represent a good balance of grass roots, mid stage, and developed projects.
Denison is participating in ten drill programs during the upcoming summer season in the Basin. At the Midwest project where Denison maintains a 25.17% interest, operator ARC’s focus will be on drilling the west extention of the Mae zone, one of the most economically important discoveries in recent years. Work was completed this past winter from the ice of McMahon Lake and was successful in delineation of the main and east part of this important discovery. Denison is operator on the Wheeler River, Moore Lake, Park Creek, Huard-Kirsch, Bell Lake, North Wedge and Crawford Lake joint ventures, and the 100% owned Johnston Lake and Stevenson River projects. On Denison’s operated and non-operated projects, a total of approximately 20,000 metres of drilling is planned this summer.
In addition to these major drill campaigns, Denison is carrying out a number of different geophysical surveys to identify targets for future drill programs. Almost 7,000 line kilometres of airborne geophysical surveys are currently being flown over eight properties. Denison is also carrying out a variety of ground geophysical surveys on three properties.
Denison’s exploration spending in 2007 in the Athabasca basin is expected to total $15,500,000.
Southwest United States
In the United States, Denison is preparing for an estimated 90,000 feet (28,000 metres) of drilling planned in 2007, with work initially concentrating near the Company’s permitted and producing mines in Utah and Colorado. 2007 spending in the U.S. is expected to total $1,150,000. This work is expected to commence in mid-June and will initially target extensions of both the Topaz and Sunday mines.
Mongolia
In Mongolia, Denison is committing to a substantial increase in work over previous years. Denison maintains a majority interest in two deposits and a large number of exploration projects which have returned uraniferous intersections. Following a late 2006 review of decade-long exploration programs by Denison and predecessor companies, a decision was made to substantially accelerate work on two advanced deposits, potentially containing

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

economically recoverable resources, and to also accelerate exploration on these and other high potential projects. A major 160,000 metre, two-year drill program has been authorized in order to investigate these targets and prepare two areas for prefeasibility work in preparation for commercial production by 2010. Exploration spending in Mongolia in 2007 is expected to total $6,618,000. Drilling of one of the advanced projects has begun. A second drill contractor is expected to commence soon on the remaining two project areas. Concurrent with the drill programs, a program of hydrologic well installation and monitoring will take place to aid in the definition of the hydrological regimes and provide baseline data for the feasibility work. Environmental baseline monitoring and preliminary engineering will also be completed in 2007.
Australia
Energy Metals Limited (“Energy Metals”) continues to receive good results from its Bigrlyi joint venture near Alice Springs in Australia as announced by it on January 12, 2007. Denison owns an 11% equity interest in Energy Metals and is looking to further participate in advanced projects in Australia.
LIQUIDITY AND CAPITAL RESOURCES
Cash and cash equivalents were $105,027,000 at March 31, 2007 compared with $69,127,000 at December 31, 2006. The increase of $35,900,000 was due primarily to net cash proceeds of $88,975,000 received from the issuance of common shares through private placements and exercise of warrants and stock options, offset primarily by purchases of long term investments of$44,504,000, plant and equipment of $9,327,000 and net cash used in operating activities of $5,442,000.
Net cash used in operating activities was $5,442,000 during the three months ended March 31, 2007 compared with $4,496,000 during the same period in 2006. Net cash used in operating activities are comprised of net loss for the period, adjusted for non-cash items and for changes in working capital items. Significant changes in working capital items during the 2007 period include increases of $2,274,000 (2006 period: $1,143,000) in trade and other receivables and $2,386,000 (2006 period: $1,023,000) in inventories and an increase in accounts payable and accrued liabilities of $3,058,000 ($987,000 in 2006).
Net cash used in investing activities was $54,645,000 during the 2007 period compared with $1,489,000 during the 2006 period. The increase was due primarily to $44,504,000 for the purchase of Shares in OmegaCorp Limited and $9,327,000 in purchases of property, plant and equipment.
Net cash from financing activities totaled $94,823,000 in the 2007 period compared to a use of $6,000 in 2006. During the 2007 quarter, the Company completed one significant equity financing for total net proceeds of $86,626,000 and raised $2,349,000 from the exercise of stock options and warrants.
RECENT EVENTS
On April 2, 2007, Denison announced the closing of an issue of 1,104,000 flow through common shares at a price of CDN$16.30 for gross proceeds of approximately CDN$18,000,000. Approximately $5,856,000 was received prior to quarter end.
On April 19, 2007, Denison began trading of its common shares on the American Stock Exchange under the symbol “DNN”.
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements.
TRANSACTIONS WITH RELATED PARTIES
The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of U3O8 and UF6 completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CDN$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CDN$100,000,000 and CDN$200,000,000 and 0.2% per annum based upon UPC’s

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

net asset value in excess of CDN$200,000,000; c) a fee of CDN$200,000 upon the completion of each equity financing where proceeds to UPC exceed CDN$20,000,000; d) a fee of CDN$200,000 for each transaction or arrangement (other than the purchase or sale of U3O8 and UF6 ) of business where the gross value of such transaction exceeds CDN$20,000,000 (“an initiative”); and e) an annual fee up to a maximum of CDN$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative.
In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of Denison Mines Inc. as manager for and on behalf of UPC.
The Company was also a party to a temporary revolving credit facility agreement with UPC (not to exceed CDN$15,000,000) which was fully secured by the uranium investments of UPC. Interest under the credit facility was based upon Canadian bank prime plus 1%. Standby fees also apply at a rate of 1% of the committed facility amount. As at March 31, 2007, UPC had drawn CDN$11,400,000 under the facility. The facility was repaid and cancelled on April 10, 2007.
The following transactions were incurred with UPC during three months ended March 31, 2007:

(in thousands)

Fees earned from UPC included in revenue::
Management fees, including out-of-pocket expenses	$484
Commission fees on purchase and sale of uranium	—
Fees earned from UPC included in other income:
Loan interest under credit facility	166
Standby fee under credit facility	8

Total fees earned from UPC	$658

At March 31, 2007, accounts receivable includes $202,000 due from UPC with respect to the fees indicated above and notes receivable includes $10,047,000 with respect to the loan drawdown under the temporary credit facility.
During the three months ended March 31, 2007, the Company had the following additional related party transactions:
a)	incurred management and administrative service fees of $46,000 (2006: $47,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services in Vancouver at a rate of CDN$18,000 per month plus expenses. At March 31, 2007, an amount of $51,000 was due to this company;

b)	provided executive and administrative services to Fortress and charged an aggregate of $28,000 (2006: $31,000) for such services. At March 31, 2006, an amount of $60,000 was due from Fortress relating to this agreement.
OUTSTANDING SHARE DATA
At May 9, 2007, there were 189,424,835 common shares issued and outstanding, 5,779,654 stock options outstanding to purchase a total of 5,779,654 common shares and 3,321,151 warrants outstanding to purchase a total of 9,565,914 common shares, for a total of 204,770,403 common shares on a fully-diluted basis.
IMPACT OF ADOPTION OF NEW ACCOUNTING STANDARDS
Effective January 1, 2007, the company adopted CICA Handbook Section 1530: “Comprehensive Income” which establishes standards for reporting comprehensive income, defined as a change in value of net assets that is not due to owner activities, by introducing a new requirement to temporarily present certain gains and losses outside of net income and adopted CICA Handbook Section 3855: “Financial Instruments — Recognition and Measurement” establishes standards for the recognition, classification and measurement of financial instruments including the presentation of any resulting gains and losses. Under this Standard, assets classified as available-for-sale securities are revalued at the balance sheet date and gains and losses are included in other comprehensive income (and not included in the income statement) until such time as the asset is disposed of or incurs a decline in fair value that is

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

other than temporary. At such time, any gains or losses will then be realized and reclassified to the income statement. At March 31, 2007, the Company had certain long-term investments that were classified as available-for-sale securities under this new standard and an unrealized gain of $42,432,000 has been included in accumulated other comprehensive income.
RISK FACTORS
There are a number of factors that could negatively affect Denison’s business and the value of Denison’s securities, including the factors listed in the Company’s Annual Information Form available at www.sedar.com and Form 40-F available at www.sec.gov. The information pertains to the outlook and conditions currently known to Denison that could have a material impact on the financial condition of Denison. This information, by its nature, is not all-inclusive. It is not a guarantee that other factors will not affect Denison in the future.

EXHIBIT 5
DENISON MINES CORP.
Consolidated Balance Sheets
(Unaudited — Expressed in thousands of U.S. dollars)

	At March 31	At December 31
	2007	2006

ASSETS
Current
Cash and equivalents	$105,027	$69,127
Trade and other receivables	10,717	8,964
Note receivable (Note 18)	10,047	9,439
Inventories (Note 3)	23,568	21,553
Prepaid expenses and other	592	786

	149,951	109,869

Long-term investments (Note 4)	104,559	16,600
Property, plant and equipment, net (Note 5)	415,521	403,571
Restricted investments (Note 6)	15,986	15,623
Goodwill and other intangibles (Note 7)	114,467	113,685

	$800,484	$659,348

LIABILITIES
Current
Accounts payable and accrued liabilities	$14,577	$6,737
Deferred revenue	1,914	3,839
Current portion of long-term liabilities:
Post-employment benefits (Note 8)	346	343
Reclamation and remediation obligations (Note 9)	528	524
Other long-term liabilities (Note 10)	4,727	4,683

	22,092	16,126

Provision for post-employment benefits (Note 8)	3,614	3,628
Reclamation and remediation obligations (Note 9)	18,256	17,923
Other long-term liabilities (Note 10)	8,398	9,489
Future income tax liability	93,742	92,204

	146,102	139,370

SHAREHOLDERS’ EQUITY
Share capital (Note 11)	642,976	548,069
Share purchase warrants (Note 12)	11,733	11,733
Contributed surplus (Notes 13 & 14)	26,113	30,752
Deficit	(67,144)	(62,078)
Accumulated other comprehensive income
Cumulative foreign currency translation loss	(1,728)	(8,498)
Unrealized gains on portfolio investments-net (Note 15)	42,432	—

	654,382	519,978

	$800,484	$659,348

Contingent liabilities and commitments (Note 19)
See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Consolidated Statements of Operations and Deficit and Comprehensive Income
(Unaudited — Expressed in thousands of U.S. dollars except for per share amounts)

		(Restated-Note 2)
	Three Months	Three Months
	Ended	Ended
	March 31, 2007	March 31, 2006

REVENUES	$11,719	$666

EXPENSES

Operating expenses	9,093	787
Sales royalties and capital taxes	545	—
Mineral property exploration	5,049	2,500
General and administrative	2,902	1,052

	17,589	4,339

Loss from operations	(5,870)	(3,673)
Net other income (Note 16)	558	1,199

Loss for the period before taxes	(5,312)	(2,474)

Income tax recovery:
Current	—	—
Future	246	—

Loss for the period	$(5,066)	$(2,474)

Deficit, beginning of period	(62,078)	(47,943)

Deficit, end of period	$(67,144)	$(50,447)

Loss for the period	$(5,066)	$(2,474)
Other comprehensive income
Foreign currency translation gain	6,770	—
Unrealized gain on portfolio investments — net of tax	17,590	—

Comprehensive income (loss)	$19,294	$(2,474)

Net loss per share:
Basic and diluted	$(0.03)	$(0.03)

Weighted-average number of shares outstanding (in thousands):
Basic	188,022	88,419
Diluted	191,647	90,362

See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Consolidated Statements of Cash Flows
(Unaudited — Expressed in thousands of U.S. dollars)

		(Restated-Note 2)
	Three months	Three months
	Ended	ended
CASH PROVIDED BY (USED IN):	March 31, 2007	March 31, 2006

OPERATING ACTIVITIES
Net loss for the period	$(5,066)	$(2,474)
Items not affecting cash:
Depletion, depreciation, amortization and accretion	2,261	136
Stock-based compensation	344	—
Net loss (gain) on sale of assets	(30)	16
Equity in loss of Fortress Minerals Corp.	884	941
Dilution gain	—	(1,838)
Change in future income taxes	(247)	—
Net change in non-cash working capital items
Trade and other receivables	(2,274)	(1,143)
Inventories	(2,386)	(1,023)
Prepaid expenses and other assets	120	(129)
Accounts payable and accrued liabilities	3,058	987
Post-employment benefits	(97)	—
Reclamation and remediation obligations	(84)	—
Deferred revenue	(1,925)	31

Net cash used in operating activities	(5,442)	(4,496)

INVESTING ACTIVITIES
Increase in notes receivable	(512)	—
Purchase of long-term investments	(44,504)	(915)
Expenditures on property, plant and equipment	(9,327)	(448)
Proceeds from sale of short-term investments	—	—
Proceeds from sale of land and equipment	—	—
Increase in restricted investments	(302)	(126)

Net cash used in investing activities	(54,645)	(1,489)

FINANCING ACTIVITIES
Decrease in other long-term liabilities	(8)	(6)
Deposits in advance of shares issued (Note 20)	5,856	—
Issuance of common shares for:
Private placements	86,626	—
Exercise of stock options and warrants	2,349	—

Net cash from (used in) financing activities	94,823	(6)

Foreign exchange effect on cash and equivalents	1,164	—

Net increase (decrease) in cash and equivalents	35,900	(5,991)
Cash and equivalents, beginning of period	69,127	43,919

Cash and equivalents, end of period	$105,027	$37,928

See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

1.	NATURE OF OPERATIONS

Denison Mines Corp. is incorporated under the Business Corporations Act (Ontario) (“OBCA”). Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, the “Company”) are engaged in uranium mining and related activities, including acquisition, exploration and development of uranium bearing properties, extraction, processing, selling and reclamation. The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.

The Company has a 100% interest in the White Mesa mill located in Utah, United States and a 22.5% interest in the McClean Lake mill located in the Athabasca Basin of Saskatchewan, Canada. The Company has interests in a number of nearby mines at both locations, as well as interests in development and exploration projects located in Canada, the United States and Mongolia, principally through joint ventures. Uranium, the Company’s primary product, is produced in the form of uranium oxide concentrates (“U3O8”) and sold to various customers around the world for further processing. Vanadium, a co-product of some of the Company’s mines is also produced. The Company is also in the business of recycling uranium bearing waste materials, referred to as “alternate feed materials”.

Denison Mines Inc. (“DMI”), a subsidiary of the Company is the manager of Uranium Participation Corporation (“UPC”), a publicly-listed investment holding company formed to invest substantially all of its assets in U3O8 and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives various fees for management services and commissions from the purchase and sale of U3O8 and UF6 by UPC.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited consolidated financial statements have been prepared by management in U.S. dollars, unless otherwise stated, in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) for interim financial statements.

Certain information and note disclosures normally included in the annual consolidated financial statements prepared in accordance with Canadian GAAP have been condensed or excluded. As a result, these unaudited interim consolidated financial statements do not contain all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the 15 month period ended December 31, 2006.

All material adjustments which, in the opinion of management, are necessary for fair presentation of the results of the interim periods have been reflected in these financial statements. The results of operations for the three months ended March 31, 2007 are not necessarily indicative of the results to be expected for the full year.

These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company’s audited consolidated financial statements and notes thereto for the 15 month period ended December 31, 2006, except for the changes noted under the “Accounting Policies” section below.

Principles of Consolidation and Accounting for Investments

These consolidated financial statements include the accounts of Denison Mines Corp., its subsidiaries and its share of assets, liabilities, revenues and expenses of jointly-controlled companies and unincorporated ventures proportionate to the Company’s percentage ownership or participating interest. All significant intercompany balances and transactions have been eliminated on consolidation.

The Company’s subsidiaries include Denison Mines Inc., Denison Mines Holdings Corp., International Uranium (Bermuda I) Ltd and the Gurvan Saihan Joint Venture. The Company exercises joint control over substantially all of its interests in jointly-controlled companies and unincorporated joint ventures through agreements which require that material changes to the operating, investing and financing policies of such company or venture be approved by a percentage of the participating interest sufficiently high enough to prevent any one participant from exercising unilateral control.

These financial statements also include the accounts of Fortress Minerals Corp. on an equity basis. The Company’s recently acquired interest in Omega Corp Limited has been accounted for as a portfolio investment and is carried at fair value as the Company has determined that it does not exercise significant influence over this entity at March 31, 2007 (see note 4).

The following table sets forth the Company’s ownership of its significant mining interests as at March 31, 2007:

Ownership
Interest

Through majority owned subsidiaries
Arizona Strip	100.00%
Henry Mountains	100.00%
Colorado Plateau	100.00%
Sunday Mine	100.00%
Gurvan Saihan Joint Venture	70.00%

As interests in incorporated and unincorporated joint ventures, or jointly controlled assets
McClean Lake	22.50%
Midwest	25.17%
Mongolia — AREVA	25.00%
Moore Lake	75.00%
Waterfound	15.32%
Wheeler (1)	40.00%
Wolly (2)	6.50%

(1)	In October 2004, the Company entered into an option agreement with its joint venture partners to earn a further 20% ownership interest in the Wheeler project by funding CDN$7,000,000 in exploration expenditures over the next 6 years. At March 31, 2007, the Company has incurred a total of CDN$6,613,000 towards this option.

(2)	In October 2004, the Company entered into an option agreement with its joint venture partners to earn a 22.5% ownership interest in the Wolly project by funding CDN$5,000,000 in exploration expenditures over the next six years. At March 31, 2007, the Company has incurred a total of CDN$1,691,000 towards this option and has earned a 6.5% ownership interest in the project.
Accounting Policies and New Accounting Standards

These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2006, except for the following changes in accounting policies:

Financial Instruments — Recognition and Measurement

On January 1, 2007, the Company adopted the provisions of CICA Handbook Section 3855: Financial Instruments — Recognition and Measurement. Assets classified as available-for-sale securities are carried at fair value on the balance sheet and the resulting revaluation gains and losses are included in other comprehensive income (and not included in the income statement) until such time as the asset is disposed of or incurs a decline in fair value that is other than temporary. At such time, any gains or losses will then be realized and reclassified to the income statement. See Note 15 for the transitional impacts of this adoption.

Restatement of Comparative Numbers

In 2006, the Company adopted the expensing of exploration expenditures on mineral properties not sufficiently advanced to identify their development potential. Previously, including interim periods during the 15 month period ended December 31, 2006, the Company had been capitalizing such exploration expenditures as incurred which is permitted under Canadian GAAP, provided that these exploration expenditures have the characteristics of property, plant and equipment and that capitalization is appropriate under the circumstances.

The primary purpose of this change in accounting policy is to align the accounting treatment of exploration expenditures on mineral properties not sufficiently advanced to identify their development potential, with those of the Company’s producing peers in the resource industry.

The Company has adopted this change in accounting policy on a retroactive basis with restatement of the comparative periods presented. This change has also been applied to the Company’s recognition of its investment in Fortress Minerals Corp.

Results for the three months ended March 31, 2006 have been restated to reflect this change in accounting policy. The following table summarizes the effects of this change:

	As Previously
(in thousands)	Reported	Adjustment	As Restated

Statement of Operations and Deficit for the Three Months Ended March 31, 2006

Revenues	$666	$—	$666
Operating expenses	787	—	787
Mineral property exploration	—	2,500	2,500
General and administrative	1,052	—	1,052
Net other income (expense)	2,013	(814)	1,199

Net income (loss) for the period	$840	$(3,314)	$(2,474)

Statement of Cash Flows for the Three Months Ended	March 31, 2006

Net cash used in operating activities	$(3,276)	$(1,220)	$(4,496)
Net cash from (used in) investing activities	(2,172)	683	(1,489)
Net cash from (used in) financing activities	(543)	537	(6)

Net decrease in cash and equivalents	$(5,991)	$—	$(5,991)

3.	INVENTORIES

The inventories balance consists of:

	At March 31	At December 31
(in thousands)	2007	2006

Uranium and vanadium concentrates	$10,363	$9,758
Inventory of ore in stockpiles	10,442	8,817
Mine and mill supplies	2,763	2,978

	$23,568	$21,553

4.	LONG-TERM INVESTMENTS

The long-term investments balance consists of:

	At March 31, 2007		At December 31, 2006
(in thousands except shares)	Carrying /		Carrying /
	Fair Value	Cost	Fair Value	Cost

Portfolio investments (1)	$99,092	$55,705	$35,257	$10,249

Investment in affiliate (2)
Fortress Minerals Corp.	5,467	5,467	6,351	6,351

	$104,559	$61,172	$41,608	$16,600

(1)	For accounting purposes, effective January 1, 2007, portfolio investments are carried at fair value on the balance sheet. The adjustments to fair value have been reflected in other comprehensive income net of tax;

(2)	Investments in affiliates are those in which the Company exercises significant influence. For accounting purposes, these investments are accounted for using the equity method and are not carried at fair value.
During the three months ended March 31, 2007, the Company acquired 48,573,804 common shares of OmegaCorp Limited at a price of AU$1.15 per share representing approximately 31.5% of its issued and outstanding shares. Although the Company had an equity interest exceeding 20% at March 31, 2007, the investment has been accounted for at fair value as the Company did not exercise significant influence over OmegaCorp Limited. Subsequent to the quarter end and up to April 13, 2007, the Company has acquired an additional 2,572,053 shares in OmegaCorp Limited raising its total common share holding to 51,145,857.

At March 31, 2007, the Company held 30,598,750 shares of Fortress representing 36.15% of its issued and outstanding common shares with a fair market value of $25,177,000 (December 31, 2006: $33,608,000).

5.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of:

	At March 31	At December 31
(in thousands)	2007	2006

Cost, net of write-downs
Mill infrastructure and mining related equipment	$86,539	$84,133
Mineral properties	337,531	326,331
Environmental services and other	1,455	1,126

	425,525	411,590

Accumulated depreciation and amortization
Mill infrastructure and mining related equipment	7,131	7,001
Mineral properties	2,717	996
Environmental services and other	156	22

	10,004	8,019

Property, plant and equipment, net	$415,521	$403,571

Net book value
Mill infrastructure and mining related equipment	$79,408	$77,132
Mineral properties	334,814	325,335
Environmental services and other	1,299	1,104

	$415,521	$403,571

Mineral Properties

On March 6, 2007, the Company acquired certain uranium deposits located in the Arizona Strip district in northeastern Arizona for cash consideration of $5,500,000 plus a 1% royalty.

In January 2007, the Company completed a mineral property acquisition in the Henry Mountains district by issuing an additional 103,000 shares at a value of $947,000 (see note 11).

6.	RESTRICTED INVESTMENTS

The Company has certain restricted investments deposited to collateralize its reclamation and certain other obligations. The restricted investments balance consists of:

	At March 31	At December 31
(in thousands)	2007	2006

U.S. mill and mine reclamation	$13,749	$13,667
Elliot Lake reclamation trust fund	1,829	1,541
Letter of credit collateral	408	415

	$15,986	$15,623

Elliot Lake Reclamation Trust Fund

Pursuant to its Reclamation Funding Agreement with the Governments of Canada and Ontario, the Company deposited an additional CDN$415,000 into the Elliot Lake Reclamation Trust Fund during the three months ended March 31, 2007.

Letter of Credit Collateral

As at March 31, 2007, the Company had $408,000 of cash and equivalents restricted as collateral for certain letters of credit associated with performance obligations under a completed contract of its environmental services division. This restriction expired in April 2007.

7.	GOODWILL AND OTHER INTANGIBLES

Goodwill

A continuity summary of goodwill is presented below:

Three Months
Ended
(in thousands)	March 31, 2007

Goodwill, beginning of period	$102,841

Foreign exchange	962

Goodwill, end of period	$103,803

Goodwill is not amortized and is tested annually for impairment, at a minimum. The goodwill has been allocated to the McClean and Midwest joint ventures.

Other Intangibles

A continuity summary of other intangibles is presented below:

Three Months
Ended
(in thousands)	March 31, 2007

Other intangibles, beginning of period	$10,844

Amortization	(272)
Foreign exchange	92

Other intangibles, end of period	$10,664

Other intangibles, by item:
UPC management contract	10,133
Urizon technology licenses	531

$10,664

The fair value of the UPC management contract is being amortized over an estimated useful life of approximately 13 years.

The Urizon intangible asset consists of technology licenses held in the Company’s Urizon Joint Venture. This license is being amortized over an estimated useful life of 12 years and represents the Company’s 50% interest in Urizon’s technology licenses.

8.	POST-EMPLOYMENT BENEFITS

A continuity summary of post-employment benefits is presented below:

Three Months
Ended
(in thousands)	March 31, 2007

Liability, beginning of period	$3,971

Benefits paid	(97)
Interest cost	50
Foreign exchange	36

Liability, end of period	$3,960

Post-employment benefits liability by duration:
Current	$346
Non-current	3,614

$3,960

9.	RECLAMATION AND REMEDIATION OBLIGATIONS

A continuity summary of reclamation and remediation obligations is presented below:

Three Months
Ended
(in thousands)	March 31, 2007

Reclamation obligations, beginning of period	$18,447

Accretion	346
Expenditures incurred	(84)
Foreign exchange	75

Reclamation obligations, end of period	$18,784

Site restoration liability by location:
U.S. Mill and Mines	$10,415
Elliot Lake	7,066
McLean Lake and Midwest Joint Ventures	1,303

$18,784

Site restoration liability :
Current	$528
Non-current	18,256

$18,784

10.	OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	At March 31	At December 31
(in thousands)	2007	2006

Long-term debt:
Capital lease obligations	$100	$100
Notes payable	77	85
Unamortized fair value of sales and toll milling contracts	12,948	13,987

	$13,125	$14,172

Other long-term liabilities:
Current	4,727	4,683
Non-current	8,398	9,489

	$13,125	$14,172

Line of Credit

A Canadian chartered bank has provided DMI with a credit facility pursuant to a credit agreement dated effective November 2, 2005. The credit facility is a revolving CDN$500,000 facility with a one year term (subject to renewals) collateralized by all present and future assets of DMI and its subsidiaries. Interest under the credit facility is incurred based on bankers acceptances plus 2% or the lender’s prime rate plus 1%. To date, the Company has not incurred any indebtedness under the facility.

11.	SHARE CAPITAL

Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common
(in thousands except share amounts)	Shares	Amount

Balance at December 31, 2006	178,142,682	$548,069

Issues for cash
New issue gross proceeds	9,010,700	89,847
New issue gross issue costs	—	(3,221)
Exercise of stock options	849,741	2,349
Issued for mineral property acquisition	103,000	947
Fair value of stock options exercised	—	4,985
Other	405	—

	9,963,846	94,907

Balance at March 31, 2007	188,106,528	$642,976

New Issues
In January 2007, the Company completed a private placement of 9,010,700 common shares at a price of CDN$11.75 per share for gross proceeds of $89,847,000 (CDN$105,876,000).
Mineral Property Acquisition
In January 2007, the Company issued 103,000 common shares at a price of CDN$10.81 per share for a total value of $947,000 (CDN$1,113,000) as part of the acquisition of a U.S. uranium property.

12.	SHARE PURCHASE WARRANTS

A continuity summary of the issued and outstanding share purchase warrants in terms of common shares of the company and the associated dollar amounts is presented below:

	Number of
	Common Shares	Fair Value
(in thousands except share amounts)	Issuable	Amount

Balance at March 31, 2007 and December 31, 2006	9,567,507	$11,733

Balance of common shares issuable by warrant series
November 2004 series (1)	3,159,507	5,903
March 2006 series (2)	6,408,000	5,830

	9,567,507	$11,733

(1)	The November 2004 series has an effective exercise price of CDN$5.21 per issuable share (CDN$15.00 per warrant adjusted for the 2.88 exchange ratio associated with the Denison and IUC merger) and expires on November 24, 2009;

(2)	The March 2006 series has an effective exercise price of CDN$10.42 per issuable share (CDN$30.00 per warrant adjusted for the 2.88 exchange ratio associated with the Denison and IUC merger) and expires on March 1, 2011;
13.	CONTRIBUTED SURPLUS

A continuity summary of contributed surplus is presented below:

Three Months
Ended
(in thousands)	March 31, 2007

Balance, beginning of period	$30,752

Stock-based compensation expense	346
Fair value of stock options exercised	(4,985)

Balance, end of period	$26,113

14.	STOCK OPTIONS

On November 20, 2006, the Company’s shareholders approved amendments to the Company’s stock-based compensation plan (the “Plan”). The Plan, as amended, provides for the granting of stock options up to 10% of the issued and outstanding common shares at the time of grant, subject to a maximum of 20 million common shares. As at March 31, 2007, an aggregate of 9,410,500 options have been granted (less cancellations) since the Plan’s inception in 1997.

Under the Plan, all stock options are granted at the discretion of the Company’s board of directors, including any vesting provisions if applicable. The term of any stock option granted may not exceed ten years and the exercise price may not be lower than the closing price of the Company’s shares on the last trading day immediately preceding the date of grant. In general, stock options granted under the Plan have a term of three years without vesting provisions, except for grants to new employees which are subject to vesting provisions over a period of approximately two years.

The movement in stock options in terms of common shares of the Company granted under the Plan for the three months ended March 31, 2007 is presented below:

		Weighted-
		Average
		Exercise
	Number of	Price per
	Common	Share
	Shares	(CDN $)

Stock options outstanding, beginning of period	6,648,315	$6.23

Granted	152,500	10.83
Exercised	(849,741)	3.24
Expired	—	—

Stock options outstanding, end of period	5,951,074	$6.78

Stock options exercisable, end of period	5,744,424	$6.73

A summary of stock options outstanding in terms of common shares of the Company at March 31, 2007 is presented below:

	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
Range of Exercise	Contractual	Number of	Price per
Prices per Share	Life	Common	Share
(CDN$)	(Years)	Shares	(CDN $)

Stock options outstanding
$1.88 to $4.99	6.70	1,261,575	$2.45
$5.00 to $7.53	7.62	2,426,999	5.30
$10.78 to $11.84	2.72	2,262,500	10.78

Stock options outstanding, end of period	5.56	5,951,074	$6.78

Outstanding options expire between June 2007 and October 2016.
The fair value of each option granted during the three months ended March 31, 2007 is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the weighted average of assumptions used in the model for the period:

Three Months
Ended
March 31, 2007

Risk-free interest rate	3.97%
Expected stock price volatility	53.5%
Expected life	2.5 years
Expected dividend yield	—
Weighted-average fair value per share under options granted	CDN$3.75

Stock-based compensation has been recognized in the consolidated statement of operations as follows:

	Three Months	Three Months
	Ended	Ended
(in thousands)	March 31, 2007	March 31, 2006

Mineral property exploration	$52	$—
General and administrative	294	—

	$346	$—

The fair values of stock options with vesting provisions are amortized on a straight-line basis as stock-based compensation expense over the applicable vesting periods. At March 31, 2007, the Company had an additional $292,000 in stock-based compensation expense to be recognized periodically to February 2009.

15.	ACCUMULATED OTHER COMPREHENSIVE INCOME

Unrealized gains on portfolio investments — net

A continuity summary of unrealized gains on portfolio investments — net is as follows:

Three Months
Ended
(in thousands)	March 31, 2007

Balance, beginning of period	$—

Unrealized gains as at January 1, 2007, net of tax of $166	24,842

Increase in unrealized gains during the period, net of tax of $794	17,590

Balance, end of period, net of tax of $960	$42,432

16.	OTHER INCOME AND EXPENSES

The elements of net other income in the statement of operations is as follows:

		(Restated)
	Three Months	Three Months
	Ended	Ended
(in thousands)	March 31, 2007	March 31, 2006

Net interest income	$1,604	$432
Gain (loss) on foreign exchange	(246)	(115)
Gain (loss) on sale of land and equipment	(17)	—
Gain (loss) on sale of investments	39	(15)
Equity gain (loss) of affiliates	(884)	(941)
Dilution gain (loss) of affiliates	—	1,838
Other	62	—

Net other income	$558	$1,199

17.	SEGMENTED INFORMATION

Geographic Information

The following table sets forth revenue by geographic region based upon the location of the mill involved in production activity in the case of uranium, vanadium and alternate feed mill processing revenues and the location of the customer in the case of service and other revenues. Geographic splits for property, plant and equipment and goodwill and other intangibles (collectively “long-lived assets”) are based upon the location of the asset.

	Three Months	Three Months
	Ended	Ended
(in thousands)	March 31, 2007	March 31, 2006

Revenue
Canada	$9,508	$—
United States	2,147	666
Rest of World	64	—

	$11,719	$666

	At March 31	At December 31
(in thousands)	2007	2006

Long-lived assets
Canada	$507,417	$502,596
United States	22,302	14,468
Rest of World	269	192

	$529,988	$517,256

Major Customers

The Company’s business is such that, at any given time, it sells its uranium and vanadium concentrates to and enters into process milling arrangements and other services with a relatively small number of customers. In the three months ended March 31, 2007, two customers accounted for approximately 79% of total revenues.

18.	RELATED PARTY TRANSACTIONS

Uranium Participation Corporation

The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of U3O8 and UF6 completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CDN$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CDN$100,000,000 and CDN$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CDN$200,000,000; c) a fee of CDN$200,000 upon the completion of each equity financing where proceeds to UPC exceed CDN$20,000,000; d) a fee of CDN$200,000 for each transaction or arrangement (other than the purchase or sale of U3O8 and UF6) of business where the gross value of such transaction exceeds CDN$20,000,000 (“an initiative”); and e) an annual fee up to a maximum of CDN$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative.

In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of Denison Mines Inc. as manager for and on behalf of UPC.

The Company is also a party to a temporary revolving credit facility agreement with UPC (not to exceed CDN$15,000,000). The current credit facility terminates on May 10, 2007 and is collateralized by the uranium investments of UPC. Interest under the credit facility is based upon Canadian bank prime plus 1%. Standby fees also apply at a rate of 1% of the committed facility amount. As at March 31, 2007, UPC had drawn CDN$11,600,000 under the facility. The temporary credit facility was fully repaid and cancelled on April 10, 2007.

The following transactions were incurred with UPC for the periods noted:

	Three Months	Three Months
	Ended	Ended
(in thousands)	March 31, 2007	March 31, 2006

Fees earned from UPC included in revenue:
Management fees, including out-of-pocket expenses	$484	$—
Commission fees on purchase and sale of uranium	—	—
Fees earned from UPC included in other income:
Loan interest under credit facility	166	—
Standby fee under credit facility	8	—

Total fees earned from UPC	$658	$—

At March 31, 2007, accounts receivable includes $202,000 due from UPC with respect to the fees indicated above and notes receivable includes $10,047,000 with respect to the loan drawdown under the temporary credit facility.
Other
During the three months ended March 31, 2007, the Company had the following additional related party transactions:
a)	incurred management and administrative service fees of $46,000 (March 2006: $47,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services in Vancouver at a rate of CDN$18,000 per month plus expenses. At March 31, 2007, an amount of $51,000 was due to this company; and

b)	provided executive and administrative services to Fortress and charged an aggregate of $28,000 (March 2006: $31,000) for such services. At March 31, 2007, an amount of $60,000 was due from Fortress relating to this agreement.
19.	COMMITMENTS AND CONTINGENCIES

Specific Legal Matters

Blue Hill, Maine

The Company is a defendant in an action filed by the State of Maine against Kerramerican, Inc., (“Kerramerican”) a subsidiary of Noranda Inc., Black Hawk Mining Ltd. (“Black Hawk”) and the Company, regarding potential liability for clean-up costs at a zinc mining site in the state of Maine known as Blue Hill. In addition, Black Hawk and Kerramerican have each asserted cross-claims against the Company for contribution. The Company is defending these actions and has counter-claimed against Black Hawk and Kerramerican for indemnity. The activities of Denison Mines Limited (“DML”), a predecessor to the Company, at this site consisted only of limited exploration that did not involve the disposal of any waste and which occurred prior to 1964. Mining activities at the site occurring between 1964 and 1970 were conducted by Black Hawk, a public company in which DML had a financial interest but did not control. Black Hawk entered into a joint venture with Kerramerican in 1970. Kerramerican was the operator of the joint venture, built processing facilities and operated the mine until it was closed in 1977. Kerramerican was responsible for the decommissioning and reclamation of the site, which was completed in 1983. The site is now the source of some heavy metal contamination of the ground water in the area and further reclamation work is required.

DML has an indemnity from Kerramerican and Black Hawk in an agreement among the parties dated July 1, 1971. The Company has thoroughly examined this issue and believes it has no liability related to the costs of any clean up of the contamination and has made no provision for any costs other than those incurred to date to investigate the matter. Furthermore, the Company believes that, to the extent that liability is determined, Kerramerican and Black Hawk are liable therefore pursuant to the July 1, 1971 indemnity agreement. Notwithstanding the Company’s belief that it has no liability, future litigation of the matter cannot be ruled out and as a result, the Company cannot determine the outcome of this matter at this time. Kerramerican has entered into an agreement with the State of Maine and assumed liability preserving its rights to pursue Black Hawk and Denison for their share of the liability.

Fisheries Act Charges

During the course of its monitoring of its closed Elliot Lake mines, Denison detected and reported to the Joint Regulatory Group (“JRG”), a body comprised of federal and provincial regulators responsible for the Elliot Lake mines, on a number of matters, including the levels of acidity in the effluent run off from one area associated with one of its Elliot Lake mine sites. In consultation with the JRG, the Company took steps to identify the source of and to address the acidity, though the source of the acidity has to date not been determined. Despite the Company’s compliance with its CNSC license, cooperation with the JRG and compliance with a Direction from Environment Canada that was contrary to a memorandum of agreement between the CNSC and Environment Canada, on March 27, 2007 Environment Canada notified Denison that it has been charged with allegedly violating the Fisheries Act (Canada). The Company intends to defend these charges.

General Legal Matters

The Company is involved, from time to time, in various other legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.

Third Party Indemnities

The Company has agreed to indemnify Calfrac Well Services against any future liabilities it may incur related to the assets or liabilities transferred to the Company on March 8, 2004.

Others

The Company has detected some chloroform contamination at the White Mesa mill site that appears to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the Mill facility, and septic drain fields that were used for laboratory and sanitary wastes prior to construction of the Mill’s tailings cells. In April 2003, the Company commenced an interim remedial program of pumping the chloroform-contaminated water from the groundwater to the Mill’s tailings cells. This will enable the Company to begin clean up of the contaminated areas and to take a further step towards resolution of this outstanding issue. Although the investigations to date indicate that this contamination appears to be contained in a manageable area, the scope and costs of final remediation have not yet been determined and could be significant.

20.	SUBSEQUENT EVENTS

In April 2007, the Company completed a private placement of 1,104,000 flow-through common shares at a price of CDN$16.30 per share for gross proceeds of $15,590,000 (CDN$18,000,000). Approximately $5,856,000 of this amount was received prior to March 31, 2007.

EXHIBIT 6
FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, James R. Anderson, Executive Vice President and Chief Financial Officer of Denison Mines Corp., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Denison Mines Corp. (the issuer) for the interim period ending March 31, 2007;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and
5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: May 10, 2007
Signed by “James R. Anderson”

Name:	James R. Anderson
Title:	Executive Vice President and
Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, E. Peter Farmer, Chief Executive Officer of Denison Mines Corp., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Denison Mines Corp. (the issuer) for the interim period ending March 31, 2007;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and
5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: May 10, 2007
Signed by “E. Peter Farmer”

Name:	E. Peter Farmer
Title:	Chief Executive Officer